3|11

08001185

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Q.P. Corp.

*CURRENT ADDRESS

**FORMER NAME BEST AVAILABLE COPY

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04750 FISCAL YEAR 11-30-07

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 3/11/08

ARIS
11-30-07

Q.P. CORPORATION

BRIEF NOTE OF THE ACCOUNT

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2007

(Translation)

January 11, 2008

BRIEF NOTE OF THE ACCOUNT
FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2007

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Managing Director and General Manager of Administration Division Tel. +81-3-3486-3331
Scheduled date for ordinary general meeting of shareholders:	February 22, 2008
Scheduled date for dividend payment:	February 25, 2008
Scheduled date for filing of annual report:	February 25, 2008

1. Consolidated business results for the fiscal year ended November 30, 2007 (From December 1, 2006 to November 30, 2007):

(1) Operating results - consolidated

	Year ended November 30, 2007	Year ended November 30, 2006
Net sales	¥ 468,006 million (2.6%)	¥ 456,067 million (0.2%)
Operating income	¥ 15,824 million (11.8%)	¥ 14,159 million (10.4%)
Ordinary income	¥ 15,836 million (11.0%)	¥ 14,262 million (11.2%)
Net income	¥ 7,328 million (20.7%)	¥ 6,071 million (11.1%)
Net income per share-primary	¥ 47.96	¥ 39.66
Net income per share-diluted	-	¥ 39.66
Return on equity	5.3%	4.5%
Ordinary income to total assets	5.4%	5.1%
Operating income to net sales	3.4%	3.1%
(Notes) 1. Equity income	¥ 122 million	¥ 223 million

2. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of increase or decrease compared with the previous year.

(2) Financial conditions - consolidated

	Year ended November 30, 2007	Year ended November 30, 2006
Total assets	¥ 292,823 million	¥ 290,186 million
Net assets	¥ 161,140 million	¥ 156,217 million
Equity ratio	48.3%	47.3%
Net assets per share	¥ 925.46	¥ 896.69
(Note) Equity	¥ 141,398 million	¥ 137,339 million

(3) Cash flows - consolidated

	Year ended November 30, 2007	Year ended November 30, 2006
Net cash provided by operating activities	¥ 22,331 million	¥ 21,443 million
Net cash used in investing activities	- ¥ 11,166 million	- ¥ 16,589 million
Net cash provided by (used in) financing activities	- ¥ 2,757 million	¥ 3,187 million
Cash and cash equivalents at the end of the year	¥ 27,699 million	¥ 21,212 million

2. Dividend status:

	Year ended November 30, 2007 (Actual)	Year ending November 30, 2008 (Estimate)	Year ended November 30, 2006 (Actual)
Dividend per share:			
Interim period	¥ 7.00	¥ 7.00	¥ 6.50
Year-end	¥ 7.00	¥ 7.00	¥ 7.50
Annual Dividend per share	¥ 14.00	¥ 14.00	¥ 14.00
Total amount of annual dividends	¥ 2,139 million	-	¥ 2,144 million
Dividend pay-out ratio	29.2%	28.9%	35.3%
Dividend to Shareholders' equity	1.5%	-	1.6%

3. Estimate of consolidated operating results for the fiscal year ending November 30, 2008 (From December 1, 2007 to November 30, 2008):

	Interim period	Yearly period
Net sales	¥ 232,600 million (0.1%)	¥ 477,000 million (1.9%)
Operating income	¥ 7,200 million (-3.3%)	¥ 16,000 million (1.1%)
Ordinary income	¥ 7,000 million (-5.7%)	¥ 15,600 million (-1.5%)
Net income	¥ 3,300 million (-6.8%)	¥ 7,400 million (1.0%)
Net income per share	¥ 21.60	¥ 48.43

(Notes)
The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of increase or decrease compared with the previous year.

4. Other:

(1) Changes of important subsidiaries during the period (Changes of specific subsidiaries due to change in scope of consolidation): No

(2) Changes in accounting principles and procedures, and disclosures for consolidated financial statements
   a) Changes resulting from revision to accounting standards: Yes
   b) Changes other than "a": No

   (Note)
   For more details, please refer to Changes in accounting policy on basis of presentations for consolidated financial statements.

(3) Number of share issued (common shares)

	Year ended November 30, 2007	Year ended November 30, 2006
Number of share issued (including treasury stock)	155,464,515 shares	155,464,515 shares
Number of treasury stock	2,676,952 shares	2,302,148 shares

(Note)
For basis for calculating net income per share (consolidated), please refer to per share data.

(Reference) BRIEFING OF THE ACCOUNT (NON-CONSOLIDATION)

1. Non-consolidated results for the fiscal year ended November 30, 2007 (From December 1, 2006 to November 30, 2007):

(1) Operating results – non-consolidated

	Year ended November 30, 2007	Year ended November 30, 2006
Net sales	¥ 232,426 million (0.8%)	¥ 230,598 million (-0.9%)
Operating income	¥ 6,502 million (15.2%)	¥ 5,645 million (-7.1%)
Ordinary income	¥ 7,030 million (14.0%)	¥ 6,165 million (-4.5%)
Net income	¥ 3,383 million (17.3%)	¥ 2,883 million (-23.5%)
Net income per share-primary	¥ 22.14	¥ 18.83
Net income per share-diluted	¥ -	¥ 18.83

(Notes)
The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of the increase or decrease compared with the previous year.

(2) Financial conditions – non-consolidated

	Year ended November 30, 2007	Year ended November 30, 2006
Total assets	¥ 204,262 million	¥ 200,019 million
Net assets	¥ 119,870 million	¥ 120,325 million
Equity ratio	58.7%	60.2%
Net assets per share	¥ 784.30	¥ 785.35
(Note) Equity	¥ 119,870 million	¥ 120,325 million

2. Estimate of non-consolidated operating results for the fiscal year ending November 30, 2008 (From December 1, 2007 to November 30, 2008):

	Interim period	Yearly period
Net sales	¥ 116,500 million (0.4%)	¥ 241,500 million (3.9%)
Operating income	¥ 2,750 million (-5.2%)	¥ 6,100 million (-6.2%)
Ordinary income	¥ 3,500 million (7.0%)	¥ 6,950 million (-1.1%)
Net income	¥ 2,000 million (16.0%)	¥ 3,700 million (9.4%)
Net income per share	¥ 13.09	¥ 24.21

(Notes)
The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of the increase or decrease compared with the previous year.

The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results, and the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.
Figures of amounts are described by discarding fractions less than one million yen.

Cash flow index

	Nov.2005	Nov.2006	Nov.2007
Equity ratio (%)	49.8	47.3	48.3
Equity ratio based on market price (%)	58.6	54.6	59.3
Debt service coverage (%)	242.5	201.7	193.3
Interest coverage ratio (times)	29.5	42.1	32.9

(Notes)

1. Each index is calculated based on consolidated financial figures.
2. Equity ratio=Shareholders' equity / Total assets ※1
   Equity ratio based on market price=Market value of total stock/ Total assets ※2
   Debt service coverage=Interest-bearing debt/ Operating cash flow ※3, ※4
   Interest coverage ratio=Operating cash flow / Interest paid ※4

※1. Shareholder's equity is calculated by the following formula.
Shareholder's equity=Net assets－Stock subscription rights－Minority interests

※2. Market value of total stock is calculated by multiplying the final market price by the number of outstanding shares at the end of the fiscal year (excluding treasury stock).

※3. Interest-bearing debt includes all debts whose interest is paid in the consolidated balance sheet.

※4. 'Operating cash flow' and 'Interest paid' are the figure of Net cash provided by operating activities and Interest paid reported in the consolidated statements of cash flows, respectively.

Q.P. CORPORATION

Consolidated Balance Sheets

NOVEMBER 30, 2007 AND 2006

(Millions of yen)

	2007	2006
ASSETS:		
CURRENT ASSETS:		
Cash and deposits	26,603	22,179
Notes and accounts receivable	70,120	73,689
Securities	5,000	12
Inventories	16,971	15,761
Deferred tax assets	1,768	2,305
Other	4,376	5,137
Allowance for doubtful accounts	(518)	(565)
Total current assets	124,321	118,519
FIXED ASSETS:		
Tangible fixed assets		
Buildings and structures	118,674	115,858
Machinery, equipment and transportation equipment	119,656	116,537
Land	40,243	40,342
Construction in progress	1,856	1,330
Other	8,198	7,866
Accumulated depreciation	(169,359)	(161,820)
Total tangible fixed assets	119,270	120,116
Intangible fixed assets		
Consolidation adjustment accounts	-	31
Other	2,473	2,785
Total intangible fixed assets	2,473	2,817
Investments and other assets		
Investment in securities	21,987	24,694
Deferred tax assets	489	844
Other	24,345	23,190
Allowance for doubtful accounts	(186)	(289)
Total investment and other assets	46,635	48,439
Total fixed assets	168,379	171,373
DEFERRED ASSETS:		
Business commence costs	122	293
Total deferred assets	122	293
Total assets	292,823	290,186

	2007	2006
LIABILITIES:		
CURRENT LIABILITIES:		
Notes and accounts payable	38,804	43,741
Short-term loans payable	14,979	13,487
Accounts payable-other	22,630	21,883
Accrued income taxes	4,019	3,494
Deferred tax liabilities	5	11
Reserve for sales rebates	1,314	1,237
Reserve for bonuses	824	1,662
Reserve for directors' and corporate auditors' bonuses	60	92
Other	8,007	6,563
Total current liabilities	90,646	92,174
LONG-TERM LIABILITIES:		
Bonds	10,500	10,500
Long-term loans payable	17,695	19,260
Deferred tax liabilities	7,732	6,707
Reserve for retirement benefits	2,296	2,574
Reserve for directors' and corporate auditors' retirement pay	852	1,218
Other	1,959	1,532
Total long-term liabilities	41,036	41,794
Total liabilities	131,683	133,969
NET ASSETS:		
Owners' equity:		
Paid-in capital	24,104	24,104
Capital surplus	29,432	29,432
Earned surplus	88,786	83,305
Treasury stock	(2,655)	(2,268)
Total owners' equity	139,667	134,574
Valuation and translation adjustments:		
Valuation difference on available-for-sale securities	3,416	4,676
Deferred gains or losses on hedges	105	(5)
Translation adjustments	(1,790)	(1,905)
Total valuation and translation adjustments	1,731	2,765
Minority interests	19,741	18,878
Total net assets	161,140	156,217
Total liabilities and net assets	292,823	290,186

Q.P. CORPORATION

Consolidated Statements of Income

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2007 AND 2006

(Millions of yen)

	2007	2006
NET SALES	468,006	456,067
COST OF SALES	356,299	345,241
Gross profit	111,707	110,825
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	95,882	96,665
Operating income	15,824	14,159
NON-OPERATING INCOME:		
Interest income and dividend receivable	747	532
Equity income	122	223
Other	474	537
NON-OPERATING EXPENSES:		
Interest expense	698	538
Other	634	652
Ordinary income	15,836	14,262
EXTRAORDINARY GAINS:		
Gain on sales of fixed assets	26	141
Gain on sales of investment in securities	141	65
Subsidy received	373	-
Other	169	128
EXTRAORDINARY LOSSES:		
Loss on sales and disposal of fixed assets	768	966
Write-down of investment in securities	35	53
Other	551	283
Net income before income taxes and minority interests	15,192	13,294
Income taxes	4,628	4,846
Income taxes deferred	2,413	1,270
Minority interests	822	1,105
Net income	7,328	6,071

Consolidated Statement of Changes in Net Assets

(Millions of yen)

Current fiscal year (From December 1, 2006 to November 30, 2007)

	Owners' equity					Valuation and translation adjustments					
	Paid-in capital	Capital surplus	Earned surplus	Treasury stock	Total owners' equity	Valuation difference on available -for-sale securities	Deferred gains or losses on hedges	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at November 30, 2006	24,104	29,432	83,305	(2,268)	134,574	4,676	(5)	(1,905)	2,765	18,878	156,217
Changes of items during the fiscal year											
Increase in earned surplus resulting from change in fiscal year-end of certain subsidiaries			370		370						370
Dividends from surplus			(2,218)		(2,218)						(2,218)
Net income			7,328		7,328						7,328
Repurchase of treasury stock				(387)	(387)						(387)
Net changes of items other than owners' equity						(1,259)	111	114	(1,033)	862	(170)
Total changes of items during the fiscal year	—	—	5,480	(387)	5,093	(1,259)	111	114	(1,033)	862	4,922
Balance at November 30, 2007	24,104	29,432	88,786	(2,655)	139,667	3,416	105	(1,790)	1,731	19,741	161,140

Consolidated Statement of Changes in Net Assets

(Millions of yen)

Previous fiscal year (From December 1, 2005 to November 30, 2006)

	Owners' equity					Valuation and translation adjustments					
	Paid-in capital	Capital surplus	Earned surplus	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at November 30, 2005	24,104	29,418	79,295	(2,500)	130,318	4,448	—	(2,353)	2,094	17,919	150,332
Changes of items during the fiscal year											
Dividends from surplus			(1,990)		(1,990)						(1,990)
Net income			6,071		6,071						6,071
Repurchase of treasury stock				(8)	(8)						(8)
Disposal of treasury stock		14		240	254						254
Directors' and corporate auditors' bonuses			(70)		(70)						(70)
Net changes of items other than owners' equity						227	(5)	448	670	958	1,629
Total changes of items during the fiscal year	—	14	4,009	231	4,255	227	(5)	448	670	958	5,884
Balance at November 30, 2006	24,104	29,432	83,305	(2,268)	134,574	4,676	(5)	(1,905)	2,765	18,878	156,217

Consolidated Statements of Cash Flows

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2007 AND 2006

(Millions of yen)

	2007	2006
I . CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income before income taxes and minority interests	15,192	13,294
Depreciation and amortization	12,388	12,162
Loss on impairment of fixed assets	227	164
Amortization of consolidation adjustment accounts	-	31
Amortization of goodwill	31	-
Amortization of bond issue cost	-	8
Equity income	(122)	(223)
Write-down of investment in securities	35	53
Write-down of golf course memberships	0	33
Decrease in reserve for retirement benefits	(287)	(3,710)
Increase in prepaid pension cost	(3,514)	-
Increase (decrease) in reserve for directors' and corporate auditors' retirement pay	(374)	56
Increase in reserve for sales rebates	76	511
Increase (decrease) in reserve for directors' and corporate auditors' bonuses	(24)	92
Increase (decrease) in reserve for bonuses	11	(45)
Decrease in allowance for doubtful accounts	(114)	(57)
Interest income and dividend receivable	(747)	(532)
Interest expense	698	538
Gain on sales of investment in securities	(138)	(65)
Loss on sales and disposal of fixed assets	741	825
Increase in notes and accounts receivable	(524)	(7,538)
Increase (decrease) in inventories	(1,042)	520
Increase (decrease) in notes and accounts payable	(367)	6,572
Decrease in accounts payable – other	754	2,036
Increase (decrease) in accrued consumption taxes	840	(209)
Increase in long-term accounts payable	479	-
Directors' and corporate auditors' bonuses paid	-	(70)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	-	(31)
Other	734	98
Sub-total	24,953	24,513
Interest income and dividends received	585	500
Interest paid	(679)	(509)
Income taxes paid	(2,528)	(3,061)
Net cash provided by operating activities	22,331	21,443
II . CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of securities	-	(11)
Sales of securities	8	26
Purchases of tangible fixed assets	(10,195)	(13,982)
Purchases of intangible fixed assets	(659)	(917)
Purchases of investment in securities	(347)	(1,445)
Sales of investment in securities	1,073	263
Loans receivable made	(668)	(919)
Collection of loans receivable	604	568
Disbursements for deposit to bank	(328)	(1,018)
Withdrawal of time deposits	18	19
Other	(672)	827
Net cash used in investing activities	(11,166)	(16,589)

	2007	2006
Ⅲ. CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowing on short-term loans	83,132	96,290
Repayment of short-term loans	(80,982)	(100,515)
Borrowing on long-term loans	1,950	12,050
Repayment of long-term loans	(4,104)	(3,246)
Issue of bonds	-	491
Paid in from minority shareholders for increase of common stock of consolidated subsidiary	-	17
Cash dividends paid	(2,218)	(1,990)
Cash dividends paid to minority shareholders	(146)	(156)
Repurchase of treasury stock	(387)	(8)
Sales of treasury stock	-	254
Net cash provided by (used in) financing activities	(2,757)	3, 187
Ⅳ. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(10)	43
Ⅴ. INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,396	8,085
Ⅵ. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	21,212	13,127
Ⅶ. DECREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM CHANGE IN FISCAL YEAR-END OF CERTAIN SUBSIDIARIES	(1,909)	-
Ⅷ. CASH AND CASH EQUIVALENTS AT END OF THE YEAR	27,699	21,212

1. BASIS OF PREPARATIONS FOR CONSOLIDATED FINANCIAL STATEMENTS

Figures of amounts are described by discarding fractions less than one million yen.

(1) CONSOLIDATED SUBSIDIARIES

The Company newly established K·SS Co., Ltd., as a consolidated subsidiary. Thereby, consolidated subsidiaries comprise forty-five companies in the current fiscal year.

The significant consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd. and Zenno Q.P. Egg Station Co., Ltd..

Non-consolidated subsidiaries are comprised twenty-one companies.

The principal non-consolidated subsidiaries are Kyuso L-Plan Corporation and Osaka San-ei Logistics Corporation. These companies are excluded from the consolidation, because their total amounts of assets, sales, net income (equal to the equity share), and earned surplus (equal to the equity share) do not have a significant effect on the total consolidated amounts of assets, sales, net income, and earned surplus.

(2) APPLICATION OF THE EQUITY METHOD

The equity method is applied to the investments in six affiliated companies including Tou Kewpie Co., Ltd., whose invesement was acquired in the current fiscal year. The principal companies are Aohata Corporation and Summit Oil Mill Co., Ltd.. The investments in twenty-one non-consolidated subsidiaries including Kyuso L-Plan Corporation and in seven affiliated companies including Thai Q.P. Co., Ltd. not to be accounted for by the equity method are stated at cost, because the amounts calculated by the application of the equity method do not have a significant effect on the total consolidated net income and earned surplus.

(3) CLOSING DATE OF CONSOLIDATED SUBSIDIARIES

The closing date of Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is December 31, and that of Kifuki U.S.A. Co., Ltd., Q&B Foods Inc., Henningsen Foods, Inc., Henningsen Nederland B.V. and Henningsen Foods, Netherland Inc. is September 30. The subsidiaries with the closing date of December 31 are consolidated based on their temporary financial statements at November 30. The subsidiaries with the closing date of September 30 are consolidated based on the financial statements at their balance sheet date and significant transactions for the period from October 1 to November 30 are reflected in the consolidated financial statements.

From the current fiscal year, 36 domestic consolidated subsidiaries, except for K.R.S. Corporation changed their year-end from September 30 to November 30. Therefore, the fiscal year of those subsidiaries included in the current fiscal year comprised fourteen months. Net income of those subsidiaries corresponding to the first two months from October 1, 2006 to November 30, 2006 was directly accounted for as earned surplus in the changes in net assets and cash flows of those subsidiaries corresponding to the same period were accounted for as decrease in cash and cash equivalents resulting from change in fiscal year-end of certain subsidiaries in the statement of cash flows.

(4) SIGNIFICANT ACCOUNTING POLICIES

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Stocks of subsidiaries and affiliated companies excluded from application of the equity method are stated at moving average cost.
3. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise net assets as valuation difference on available-for-sale securities. When sold, cost of sales is determined by the moving average method.
   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.
Hedge accounting is adopted for derivative financial instruments which conform to requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.
Some joint products are stated at retail periodic average cost.

b. Depreciation

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.
Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.
The same basis with the Corporation Tax Law mainly is adopted for useful life.
(Change in accounting policy)
In accordance with the changes of tax code introduced in the 2007 tax reform, concerning the depreciation of tangible fixed assets acquired on and after April 1, 2007, the method of computing depreciation expenses have been changed to the new regulation.
The effect which this change has on the statement of income is immaterial.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for significant reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on the proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for directors' and corporate auditors' bonuses

Reserve for directors' and corporate auditors' bonuses is provided for at the necessary amounts based on the estimated amounts payable at the end of current fiscal year.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis based on the estimated retirement benefit obligations and pension fund assets at the end of the current fiscal year. Some consolidated subsidiaries adopt other method than the above.

Prior service liabilities are amortized by the straight-line method over twelve years (except for from ten to thirteen years of K.R.S Corporation) based on the average remaining employees' service years and their amortizations start in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years (except for from ten to thirteen years of K.R.S Corporation) based on the average remaining employees' service years, and their amortizations start in the next year of the respective accrual years.

Retirement benefits systems of the Company and subsidiaries consist of a defined benefit corporate pension plan (Fund-type and Contract-type) and a retirement lump-sum grants system.

Reserve for directors' and corporate auditors' retirement pay

The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at the end of the current fiscal year according to each company's bylaw.

However, K.R.S. Corporation, S.Y. Promotion Co., Ltd and Y.M.Kyuso Corporation abolished the rule on the retirement pay to the directors and corporate auditors pursuant to the resolutions made at the fixed shareholders' meeting of the companies held from November, 2006 to February, 2007. Consequently, according to the resolution, accrued ¥ 479 million of retirement benefits to directors and corporate auditors were fully reserved until their retirement and the amounts corresponding to the accrued retirements benefits recorded until the day of abolishment were included in the other of fixed liabilities.

d. Significant deferred assets

The amortization period of business commence costs is five years.

e. Accounting for significant lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

f. Hedge accounting

1. Deferral hedge is adopted in hedge accounting.
   Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting. The exceptional accounting method is adopted to the interest swap agreements which conform to the special regulated terms.
2. Hedge instruments are forward exchange contracts, crude oil price swap agreements, crude oil price collar option contracts and interest swap contracts.
3. Hedge items are purchase transactions in foreign currencies, planned purchase transactions of light and heavy oil, and interest of loans.
4. The Company and consolidated subsidiaries enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate, crude oil price swap agreements and crude oil price collar option contracts to hedge risks from fluctuation in light and heavy oil price, and interest swap agreements to hedge risks from moving on fluctuation in interest rate.
   In addition, the Company and consolidated subsidiaries never makes use of them for the purpose of speculative transactions.
5. Assessment of the effectiveness of hedge accounting
   Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge except for the following contracts is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.
   Interest swap agreements conforming to the special regulated terms are omitted to measure their effectiveness .

g. Accounting for consumption taxes

Consumption taxes are recorded in separate accounts.

h. Reclassification

(Consolidated Balance Sheets)

Certificate of deposit which had been included in "Cash and deposit" in the previous fiscal year has been accounted for "Securities" starting from the current fiscal year in accordance with "Practical Guidance of Accounting for financial instruments" of Accounting Committee Report No.14 published by the JICPA amended on July 4, 2007.

The balances of certificate of deposit as of November 30, 2006 and November 30, 2007 are 5,000 million yen and 5,000 million yen, respectively.

(5) VALUATION OF ASSETS AND LIABILITIES OF CONSOLIDATED SUBSIDIARIES

The Company adopts the full fair value method, which all assets and liabilities including those of minority interests are valued at fair value when the Company acquired the control as subsidiaries.

(6) AMORTIZATION OF GOODWILL AND NEGATIVE GOODWILL

Goodwill and negative goodwill are amortized over 5 years. Immaterial goodwill and negative goodwill are expensed as incurred.

(7) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in hand, bank deposits which can be withdrawn freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.

2. NOTES TO CONSOLIDATED BALANCE SHEETS

	Millions of yen	
	November 30, 2007	November 30, 2006
(1) Contingent liabilities (guarantees)	730	513
(2) Pledged assets and secured debts		
Pledged assets		
Tangible fixed assets	8,676	10,326
Total	8,676	10,326
Secured debts		
Short-term loans payable	2,131	3,635
Long-term loans payable	2,748	3,058
Total	4,880	6,694
(3) Investment in securities and sundry investments of non-consolidated subsidiaries and affiliated companies		
Investment in securities	4,081	4,075
Sundry investments	408	295

3. NOTES TO CONSOLIDATED STATEMENTS OF INCOME

1. Research and development costs

	Millions of yen	
	November 30, 2007	November 30, 2006
Research and development costs included in general and administrative expenses	3,229	3,196

2. Loss on impairment of fixed assets

Fiscal year ended November 30, 2007

The Company and subsidiaries recognized loss on impairment for the following group of assets in the current fiscal year.

Location	Use	Item	Loss on impairment (Millions of yen)
Tokyo	office	Land	143
		Buildings and structures,etc	83

The Company and subsidiaries classified in principle the fixed assets into groups by the type of respective operation and business place based on the management accounting units on which revenue and expenditure continuously are taken in.
In the current fiscal year, the book value of the office was written down to the recoverable amount by ¥ 227 million, accounted for as an extraordinary loss, due to decline of profitability.
Recoverable amount is measured by net sales amounts based on the estimated sales amounts.

Fiscal year ended November 30, 2006

The Company and subsidiaries recognized loss on impairment for the following group of assets in the current fiscal year.

Location	Use	Item	Loss on impairment (Millions of yen)
Tochigi,etc	Idol properties (2 properties)	Land	112
Nagano	Idol properties (2 properties)	Land	29
Okayama,etc.	factories (2 properties)	Land	17
		Buildings and structures	4

The Company and subsidiaries classified in principle the fixed assets into groups by the type of respective operation and business place based on the management accounting units on which revenue and expenditure continuously are taken in.
In the current fiscal year, the book value of the idol properties was written down to the recoverable amount by ¥ 164 million, accounted for as an extraordinary loss, due to decline of their land prices.
Recoverable amount is measured by net sales amounts based on the estimated sales amounts.

4.NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Fiscal year ended November 30, 2007

1. Total numbers and periodic changes of outstanding shares and treasury stock by class

	Outstanding shares by class	Treasury stock by class
	Common stock	Common stock
Number of shares at the end of previous fiscal year	155,464,515 shares	2,302,148 shares
Increase in number of shares	—	374,804 shares
Decrease in number of shares	—	— shares
Number of shares at the end of current fiscal year	155,464,515 shares	2,676,952 shares

(Notes)
Increase in number of common stock of treasury stock is due to acquisition of the odd stock of 8,904shares and to acquisition of the stock of 365,900 in accordance with the Article 156 of corporate law which is applied by the third paragraph of Article 165 of corporate law.

2. Dividend

(1) Dividends from surplus

The resolution matter of the 94th shareholders' meeting held at February 23, 2007 is as follows

(1) Total amounts of dividend:	¥ 1,149 million
(2) Dividend per share	¥ 7.50
(3) Record date	November 30, 2006
(4) Effective date	February 26, 2007

(2) The resolution matter of the board of directors' meeting held at July 10, 2007 is as follows

(1) Total amounts of dividend:	¥ 1,069 million
(2) Dividend per share	¥ 7.00
(3) Record date	May 31, 2007
(4) Effective date	August 8, 2007

(3)Dividends whose effective date is after the end of current fiscal year and record date is included in current fiscal year

The resolution matter of the board of directors' meeting held at January 11, 2008 is as follows

(1) Total amounts of dividend:	¥ 1,069 million
(2) Dividend resource	Earned surplus
(3) Dividend per share	¥ 7.00
(4) Record date	November 30, 2007
(5) Effective date	February 25, 2008

Fiscal year ended November 30, 2006

1. Total numbers and periodic changes of outstanding shares and treasury stock by class

	Outstanding shares by class	Treasury stock by class
	Common stock	Common stock
Number of shares at the end of previous fiscal year	155,464,515 shares	2,527,890 shares
Increase in number of shares	—	8,258 shares
Decrease in number of shares	—	234,000 shares
Number of shares at the end of current fiscal year	155,464,515 shares	2,302,148 shares

(Notes)
1. Increase in number of common stock of treasury stock is due to acquisition of the odd stock.
2. Decrease in number of common stock of treasury stock is due to exercise of the former stock subscription rights in accordance with the Article 210-2 of the pre commercial code revision.

2. Dividend

(1) Dividends from surplus

The resolution matter of the 93rd shareholders' meeting held at February 22, 2006 is as follows

(1) Total amounts of dividend:	¥ 994 million
(2) Dividend per share	¥ 6.50
(3) Record date	November 30, 2005
(4) Effective date	February 22, 2006

(2) The resolution matter of the board of directors' meeting held at July 10, 2006 is as follows

(1) Total amounts of dividend:	¥ 995 million
(2) Dividend per share	¥ 6.50
(3) Record date	May 31, 2006
(4) Effective date	August 8, 2006

(3)Dividends whose effective date is after the end of current fiscal year and record date is included in current fiscal year

The proposal matter of the 94th shareholders' meeting held at February 23, 2007 is as follows

(1) Total amounts of dividend:	¥ 1,149 million
(2) Dividend resource	Earned surplus
(3) Dividend per share	¥ 7.50
(4) Record date	November 30, 2006
(5) Effective date	February 26, 2007

5. NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents comprise as follows:

	Millions of yen	
	November 30, 2007	November 30, 2006
Cash and deposits	26,603	22,179
Time deposits with maturity over three months	(3,903)	(966)
Certificate of deposit included in securities	5,000	-
Cash and cash equivalents	27,699	21,212

6. CONSOLIDATED PER SHARE DATA

	Year ended November 30, 2007	Year ended November 30, 2006
Net assets per share	¥ 925.46	¥ 896.69
Net income per share-primary	¥ 47.96	¥ 39.66
Net income per share-diluted	¥ -	¥ 39.66

(Note)

1. Net income per share-diluted in the year ended November 30, 2007 is not presented because of no issue of potential stocks.
2. Calculation Basis of net income per share and net income per share-diluted is as follows.

	Year ended November 30, 2007	Year ended November 30, 2006
Net income per share		
Net income	7,328	6,071
Amounts not attributable to common share	-	-
Net income attributable to common share	7,328	6,071
Weighted average number of common share	152,822 thousand shares	153,087 thousand shares
Net income per share-diluted		
Adjustments to net income	-	(0)
[Including interest expense after tax adjustment]	[-]	[-]
Increase in common share	-	0
[Including convertible bonds]	[-]	[0]
Summary of potential shares which were not included in calculation basis of net income per share-diluted because they do not have dilutive effects	—	Common shares for stock option granted of total treasury stock number regulated article 210, No.2 of Commercial Code before revision and whose rights lapsed by the expiration of execution period in current fiscal year 876,000shares Resolution at an ordinary general meeting of shareholders February 23, 2001 Exercise price ¥ 1,089 Execution period From December 1, 2003 to November 30, 2006

(Omission of disclosure)

The disclosure of "Lease Transactions", "Securities", "Derivative Financial Transactions", "Retirement Benefits" and "Tax-effect accounting" is omitted, because it is considered not to be so necessary to disclose in this brief note of the account.

7. SEGMENT INFORMATION

(1) Segment information of business lines

Current fiscal year (From December 1, 2006 to November 30, 2007)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1.Sales and operating income Sales					
(1) Sales to customers	375,841	92,164	468,006	-	468,006
(2) Internal sales or transfers to/from segments	14	24,152	24,166	(24,166)	-
Total	375,855	116,317	492,173	(24,166)	468,006
Operating expenses	358,186	114,128	472,314	(20,133)	452,181
Operating income	17,669	2,189	19,858	(4,033)	15,824
2.Allocated assets, depreciation expense ,impairment of fixed assets and capital expenditure					
Assets	191,470	64,199	255,669	37,153	292,823
Depreciation expense	9,785	2,495	12,281	107	12,388
Impairment of fixed assets	227	-	227	-	227
Capital expenditure	8,906	2,234	11,140	122	11,263

Previous fiscal year (From December 1, 2005 to November 30, 2006)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1.Sales and operating income Sales					
(1) Sales to customers	366,581	89,485	456,067	-	456,067
(2) Internal sales or transfers to/from segments	10	24,215	24,226	(24,226)	-
Total	366,592	113,701	480,293	(24,226)	456,067
Operating expenses	349,930	110,384	460,315	(18,408)	441,907
Operating income	16,661	3,316	19,977	(5,817)	14,159
2.Allocated assets, depreciation expense ,impairment of fixed assets and capital expenditure					
Assets	196,228	63,302	259,530	30,656	290,186
Depreciation expense	9,981	2,069	12,051	111	12,162
Impairment of fixed assets	164	-	164	-	164
Capital expenditure	12,613	2,654	15,268	48	15,316

(Notes) a. Methods determining business segments
Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Condiments and Processed Foods, Health Function Products, Egg Products, Salads and Prepared Food
Distribution	Storage and transportation

c. Operating expenses unable to allocate to segments, mainly belong to the general control division in the head office of the Company, and consolidated subsidiaries K. System Co., Ltd. and Kewpie Ai Co., Ltd..
Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 4,098 million and ¥ 5,886 million for the fiscal years ended November 30, 2007 and 2006, respectively.

d. Assets unable to allocate to segments, are mainly spare working fund and investment capital (cash, deposits, securities and investment in securities) and belong to the general control division in the head office of the Company.
Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 44,550 million and ¥ 39,536 million for the fiscal years ended November 30, 2007 and 2006, respectively.

e. Long-term prepaid expenses are included in capital expenditure, and their depreciation in depreciation expense.

f. The change of the method of the allocation of Operating expenses and assets unable to allocate to segments
Most of the operating expenses of the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd. were included in "Elimination and /or addition" on the column of the above table, but with the establishment of the medium-term management plan, we reconsider the method of the allocation of operating expenses. As a result, we have partly changed the method of the allocation to the way by which we allocate the operating expenses to the rate of the services from the current fiscal year.
With this change, part of assets, depreciation expense and capital expenditure which were included in "Elimination and /or addition" are included in each segment.
By this change, the operating expenses of "Foodstuffs" increase by ¥ 1,734 million and the operating income decreases by the same amounts, and "Elimination and/or addition" decreases by ¥ 1,734 million and the operating income increases by the same amounts.

Assets, depreciation expense and capital expenditure of "Foodstuffs" also increase by ¥ 891 million, ¥ 34 million and ¥ 39 million, respectively and "Elimination and/or addition" decreases by the same amounts, respectively.
If we adopt this new method the segment information of business line in the previous fiscal year, the operating expenses of "Foodstuffs" in the previous fiscal year increase by ¥ 1,890 million, and the operating income decreases by the same amounts and the operating expenses of "Elimination and/or addition" in the previous fiscal year decrease by ¥ 1,890 million, and the operating income increases by the same amounts.
Assets, depreciation expense and capital expenditure of "Foodstuffs" also increase by ¥ 950 million, ¥ 53 million and ¥ 19 million, respectively and "Elimination and/or addition" decreases by the same amounts, respectively.

(2) Geographical business

Segment information of geographical business is not disclosed since the proportion of domestic sales and assets in the fiscal years ended November 30, 2007 and 2006 exceed 90% to the total amount of all segment sales and all segment assets, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the fiscal years ended November 30, 2007 and 2006, are less than 10% of consolidated sales, respectively.

8. RELATED PARTIES' TRANSACTIONS

Current fiscal year (From December 1, 2006 to November 30, 2007)

Parent company, principal corporate shareholders, and other

(Millions of yen)

Attribution	Corporate name	Address	Capital stock	Principal business	Percentage of voting right	Relationship		Transaction		Amount	Account	End of year
						Number of interlocking directors and corporate auditors	On business					
Principal corporate shareholders and other affiliated companies	Nakashimato Co., Ltd.	Shibuya-ku,Tokyo	50	Sales of processed foodstuffs	Direct 17.3% Indirect 3.2%	4 persons	Purchase of products	Operating	Purchase of products	41,366	Accounts payable-trade	7,268

Transaction's term and policy

Purchase prices of products are determined in accordance with the general transaction's term in consideration of the market prices.

(Note) Amounts in end of year include consumption taxes and those of transaction exclude them.

Previous fiscal year (From December 1, 2005 to November 30, 2006)

Parent company, principal corporate shareholders, and other

(Millions of yen)

Attribution	Corporate name	Address	Capital stock	Principal business	Percentage of voting right	Relationship		Transaction		Amount	Account	End of year
						Number of interlocking directors · and corporate auditors	On business					
Principal corporate shareholders and other affiliated companies	Nakashimato Co., Ltd.	Shibuya-ku,Tokyo	50	Sales of processed foodstuffs	Direct 17.2% Indirect 3.2%	4 persons	Purchase of products	Operating	Purchase of products	41,067	Accounts payable-trade	7,021

Transaction's term and policy

1. Purchase prices of products are determined in accordance with the general transaction's term in consideration of the market prices.
2. In comparison with the tables of the previous fiscal year and the current fiscal year, the remarkable decrease in the amount of non-operating transactions and its balance of end of year resulted from spinning the information system division of Nakashimato Co., Ltd. on April 1, 2005 off To Solusions Co., Ltd. , which was accounted for by the equity method.

(Note) Amounts in end of year include consumption taxes and those of transaction exclude them.

Q.P. CORPORATION

Non-Consolidated Balance Sheets

NOVEMBER 30, 2007 AND 2006

(Millions of yen)

	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash and deposits	20,331	16,724
Notes	346	458
Accounts receivable	38,260	37,837
Securities	5,000	-
Inventories	8,585	7,959
Short-term loans receivable	16,660	20,741
Deferred tax assets	949	1,065
Other	2,732	2,580
Allowance for doubtful accounts	(1,572)	(1,137)
Total current assets	91,293	86,230
FIXED ASSETS:		
Tangible fixed assets		
Buildings	24,901	25,150
Machinery and equipment	14,951	15,888
Land	17,179	17,189
Construction in progress	1,531	1,048
Other	2,562	2,613
Total tangible fixed assets	61,126	61,888
Intangible fixed assets	1,275	1,405
Investments and other assets		
Investment in securities	14,993	17,520
Stocks of subsidiaries and affiliated companies	19,241	19,259
Prepaid pension costs	11,277	8,840
Other	5,119	5,025
Allowance for doubtful accounts	(64)	(150)
Total investment and other assets	50,567	50,495
Total fixed assets	112,968	113,789
Total assets	204,262	200,019

	2007	2006
LIABILITIES:		
CURRENT LIABILITIES:		
Accounts payable	23,936	22,108
Short-term loans payable	7,717	5,818
Accounts payable-other	9,723	7,961
Accrued income taxes	988	1,387
Reserve for sales rebates	1,314	1,237
Reserve for bonuses	337	310
Reserve for directors' and corporate auditors' bonuses	40	30
Other	3,942	3,857
Total current liabilities	47,999	42,712
LONG-TERM LIABILITIES:		
Bonds	10,000	10,000
Long-term loans payable	13,784	14,048
Deferred tax liabilities	6,613	6,162
Reserve for directors' and corporate auditors' retirement pay	676	545
Other	5,317	6,226
Total long-term liabilities	36,392	36,982
Total liabilities	84,392	79,694
NET ASSETS:		
Owners' equity		
Paid-in capital	24,104	24,104
Capital surplus		
Capital legal reserve	29,418	29,418
Other capital surplus	14	14
Total capital surplus	29,432	29,432
Earned surplus		
Earned legal reserve	3,115	3,115
Other earned surplus	62,869	61,704
Special depreciation reserve	26	33
Reserve for deduction entry of property replaced by purchase	2,257	2,108
General reserve	57,300	56,500
Earned surplus brought forward	3,285	3,063
Total earned surplus	65,985	64,820
Treasury Stock	(2,642)	(2,255)
Total owners' equity	116,879	116,101
Valuation and translation adjustments		
Valuation difference on available-for-sale securities	3,019	4,223
Deferred gains or losses on hedges	(28)	-
Total valuation and translation adjustments	2,991	4,223
Total net assets	119,870	120,325
Total liabilities and net assets	204,262	200,019

Q.P. CORPORATION

Non-Consolidated Statements of Income

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2007 AND 2006

(Millions of yen)

	2007	2006
NET SALES	232,426	230,598
COST OF SALES	160,348	157,646
Gross profit	72,078	72,951
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	65,575	67,306
Operating income	6,502	5,645
NON-OPERATING INCOME:		
Interest income and dividend receivable	900	780
Other	257	252
NON-OPERATING EXPENSES:		
Interest expense	325	228
Other	304	283
Ordinary income	7,030	6,165
EXTRAORDINARY GAINS:		
Reversal of allowance for doubtful accounts	43	57
Gain on sales of investment in securities	93	48
Subsidy received	373	-
Other	8	148
EXTRAORDINARY LOSSES:		
Loss on disposal of fixed assets	503	493
Cost of allowance for doubtful	475	476
Write-down of investment in securities	35	53
Other	271	193
Net income before income taxes	6,265	5,203
Income taxes	1,473	1,612
Income taxes deferred	1,408	708
Net income	3,383	2,883

Statements of Changes in Net Assets

(Millions of yen)

Current fiscal year ended November 30, 2007

	Owners' equity							
		Capital surplus		Earned surplus				
					Other earned surplus			
	Paid-in capital	Capital legal reserve	Other capital surplus	Earned legal reserve	Special depreciation reserve	Reserve for deduction entry of property replaced by purchase	General reserve	Earned surplus brought forward
Balance at November 30, 2006	24,104	29,418	14	3,115	33	2,108	56,500	3,063
Changes of items during the fiscal year								
Dividends from surplus								(2,218)
Net income								3,383
Repurchase of treasury stock								
Transfer to reserve					6	211	800	(1,018)
Transfer from reserve					(13)	(63)		76
Net changes of items other than owners' equity								
Total changes of items during the fiscal year	—	—	—	—	(6)	148	800	222
Balance at November 30, 2007	24,104	29,418	14	3,115	26	2,257	57,300	3,285

	Owners' equity		Valuation and translation adjustments			
	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	Total net assets
Balance at November 30, 2006	(2,255)	116,101	4,223	—	4,223	120,325
Changes of items during the fiscal year						
Dividends from surplus		(2,218)				(2,218)
Net income		3,383				3,383
Repurchase of treasury stock	(387)	(387)				(387)
Transfer to reserve		—				—
Transfer from reserve		—				—
Net changes of items other than owners' equity			(1,203)	(28)	(1,232)	(1,232)
Total changes of items during the fiscal year	(387)	777	(1,203)	(28)	(1,232)	(454)
Balance at November 30, 2007	(2,642)	116,879	3,019	(28)	2,991	119,870

Previous fiscal year ended November 30, 2006

	Owners' equity								
		Capital surplus		Earned surplus					
					Other earned surplus				
	Paid-in capital	Capital legal reserve	Other capital surplus	Earned legal reserve	Special depreciation reserve	Reserve for deduction entry of property replaced by purchase	Special account reserve for deduction entry of property replaced by purchase	General reserve	Earned surplus brought forward
Balance at November 30, 2005	24,104	29,418	—	3,115	49	2,105	59	54,700	3,927
Changes of items during the fiscal year									
Dividends from surplus									(1,990)
Net income									2,883
Repurchase of treasury stock									
Disposal of treasury stock			14						
Transfer to reserve					13	69		1,800	(1,882)
Transfer from reserve					(29)	(66)	(59)		156
Directors' and corporate auditors' bonuses									(30)
Net changes of items other than owners' equity									
Total changes of items during the fiscal year	—	—	14	—	(16)	2	(59)	1,800	(864)
Balance at November 30, 2006	24,104	29,418	14	3,115	33	2,108	—	56,500	3,063

	Owners' equity		Valuation and translation adjustments		Total net assets
	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Total valuation and translation adjustments	
Balance at November 30, 2005	(2,487)	114,993	3,994	3,994	118,987
Changes of items during the fiscal year					
Dividends from surplus		(1,990)			(1,990)
Net income		2,883			2,883
Repurchase of treasury stock	(8)	(8)			(8)
Disposal of treasury stock	240	254			254
Transfer to reserve		—			—
Transfer from reserve		—			—
Directors' and corporate auditors' bonuses		(30)			(30)
Net changes of items other than owners' equity			229	229	229
Total changes of items during the fiscal year	231	1,108	229	229	1,337
Balance at November 30, 2006	(2,255)	116,101	4,223	4,223	120,325

Q. P. CORPORATION

Supplementary Data for The Brief Note of The Account for The Fiscal Year Ended November 30, 2007

(Notes)

Figures less than units indicated are rounded off, except for section 10, 13.

The estimate information in this data is reported based on available information and uncertain factors which may have an effect on the future operating results.

As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

1. Summary of Sales and Profit (Consolidation)

(Billions of yen)

	FY2006	FY2007 (A)	FY2008 Estimate(B)	Increase (Decrease) (B-A)	Percentage (B)/(A)
Net sales	456.1	468.0	477.0	9.0	101.9%
Operating income	14.2	15.8	16.0	0.2	101.3%
Ordinary income	14.3	15.8	15.6	(0.2)	98.7%
Net income	6.1	7.3	7.4	0.1	101.4%

2. Administrative Expenses - Results And Estimates (Consolidation)

(Billions of yen)

	FY2005	FY2006	FY2007(A)	FY2008 Estimate(B)	Increase(Decrease) (B-A)
Sale promotion expense	22.5	23.9	22.2	21.4	(0.8)
Advertising expense	9.5	8.9	8.8	8.7	(0.1)
Warehousing and carrying charge	26.4	26.6	27.3	28.0	0.7
Labor expense	19.7	19.2	19.4	19.7	0.3
R&D expense	2.9	3.2	3.2	3.3	0.1

3. Non-operating income and expenses, extraordinary gains and losses – Results And Estimate and Principal items of increase or decrease in comparison with the FY2006 (Consolidation)

(Billions of yen)

	FY2006	FY2007	Description of principal change		(Estimate) FY 2008
Non-operating income and expenses-Net	0.1	0	Increase in interest income and dividend receivable Decrease in equity income Increase in Interest expense	+0.2 (0.1) (0.2)	(0.4)
Extraordinary gains and losses-Net	(1.0)	(0.6)	Increase in subsidy received Decrease in loss on sales and disposal of fixed assets Decrease in gain on sales of fixed assets	+0.4 +0.2 (0.1)	(1.0)

4. Operating income in the FY2007 – Status of increase or decrease (Consolidation)

(Billions of yen)

	FY2006	FY2007	Increase (Decrease)
Operating income	14.2	15.8	1.6



1
Increase due to shift of focus to growth areas, etc. (Plan comparison: -0.7)
2.5
Reduction of costs throughout the Group (Plan comparison: +0.8)
0.8
Impact of revisions to mayonnaise prices and other factors (Plan comparison: ±0.0)
1.7
Reduction of sales promotion expenses (Plan comparison: +0.3)
Decrease in profits of Distribution system Business (Plan comparison: -0.5)
-1.1
Rise in material and energy costs (Plan comparison: -0.2)
-1.2
Rise in prices of principal Materials (Plan comparison: +0.3)
-2.1
-3.0
-2.0
-1.0
0.0
1.0
2.0
3.0

5. Estimate Operating income in the FY2008 – Status of increase or decrease (Consolidation)

(Billions of yen)

	FY2007	FY2008 Estimate	Increase (Decrease)
Operating income	15.8	16.0	0.2



2.0
Increase due to shift of focus to growth areas, etc.
2.3
Reduce overall costs as a group
0.8
Reduction of sales promotion expenses
0.1
Increase in profits of Distribution system business
Impact of changes in tax systems
-0.6
Rise in material and energy costs
-2.0
Rise in costs of principal materials
-2.4
-4.0
-3.0
-2.0
-1.0
0.0
1.0
2.0
3.0
4.0

6. Sales and Operating Income Results (Consolidation)

(Billions of yen)

Sales	FY2006 (A)	FY2007 (B)	Increase (Decrease) (B)-(A)	Percentage (B)/(A)
Condiments and Processed Foods	172.2	177.3	5.1	103.0%
Health Function Products	17.4	17.5	0.1	100.6%
Egg Products	82.5	84.8	2.3	102.8%
Salads and Prepared Foods	94.5	96.2	1.7	101.8%
Distribution systems	89.5	92.2	2.7	103.0%
Total	456.1	468.0	11.9	102.6%

Sales	FY2008 (estimate) (C)	Increase (Decrease) (C)-(B)	Percentage (C)/(B)
Condiments and Processed Foods	182.0	4.7	102.7%
Health Function Products	20.0	2.5	114.3%
Egg Products	88.0	3.2	103.8%
Salads and Prepared Foods	94.0	(2.2)	97.7%
Distribution systems	93.0	0.8	100.9%
Total	477.0	9.0	101.9%

(Billions of yen)

Operating income	FY2006 (A)	FY2007 (B)	Increase (Decrease) (B)-(A)	Percentage (B)/(A)
Condiments and Processed Foods	10.3	11.6	1.3	112.6%
Health Function Products	0.8	1.1	0.3	137.5%
Egg Products	2.4	3.2	0.8	133.3%
Salads and Prepared Foods	1.2	1.9	0.7	158.3%
Distribution systems	3.3	2.2	(1.1)	66.7%
Elimination and/or addition	(3.8)	(4.0)	(0.2)	105.3%
Total	14.2	15.8	1.6	111.3%

Operating income	FY2008 (estimate) (C)	Increase (Decrease) (C)-(B)	Percentage (C)/(B)
Condiments and Processed Foods	10.1	(1.5)	87.1%
Health Function Products	2.1	1.0	190.9%
Egg Products	3.3	0.1	103.1%
Salads and Prepared Foods	2.2	0.3	115.8%
Distribution systems	2.3	0.1	104.5%
Elimination and/or addition	(4.0)	0	100.0%
Total	16.0	0.2	101.3%

(Notes)

1. We reformed the business segments from fiscal year ended November 30, 2007.
   In addition, the result of the fiscal year ended November 30, 2006, is reclassified in conformity with the new business segments.
2. Some subsidiaries are changed their section to which they belong.

7. Changes in consolidated balance sheets

(Billions of yen)

	Nov.30, 2006	Nov.30, 2007	Increase (Decrease)	Description of principal change	
(Assets)					
Current assets	118.5	124.3	5.8	Increase in cash and deposits Increase in securities Decrease in receivables in trade	+4.4 +5.0 (3.6)
Fixed assets					
Tangible and intangible fixed assets	122.9	121.7	(1.2)	Increase in purchase Decrease in depreciation Decrease in sales and disposal	+12.4 (12.7) (0.9)
Investment and other assets	48.7	46.8	(1.9)	Decrease in investments in securities Decrease in long-term time deposit Increase in prepaid pension costs	(2.7) (2.7) +3.6
(Liabilities)					
	134.0	131.7	(2.3)	Decrease in payables in trade	(4.2)
(Net assets)					
	156.2	161.1	4.9	Increase in minority interests Increase in earned surplus Decrease in valuation difference on available-for-sale securities	+0.9 +5.5 (1.3)

8. Capital Investments And Depreciation Expense - Results And Estimates

(Consolidation)

(Billions of yen)

	FY2005	FY2006	FY2007 (A)	FY2008 Estimates (B)	Increase (Decrease) (B)-(A)
Capital Investments	12.2	15.3	11.3	16.7	5.4
Depreciation Expense	12.3	12.2	12.4	13.7	1.3
Including Prior-period Depreciation Expense due to change of depreciation expense regulation	-	-	-	0.7	0.7

The amortization period of prior-period depreciated cost is five years.

9. Business results of principal subsidiaries in 2007

(Millions of yen)

	Sales	Operating income	Net income	Total assets	Net assets	Percentage of voting rights
Q.P. Egg Co., Ltd	59,866	2,157	1,271	16,934	6,867	88.0
Deria Foods Co., Ltd	33,797	121	74	5,025	886	100.0
KRS Corporation	95,768	534	120	43,286	21,533	44.8

(Notes)

1. Percentage of voting rights is calculated on direct and indirect holding.
2. Q.P. Egg Co., Ltd which is engaged in manufacture and sale of egg materials plays a core part in the egg products business.
3. Deria Foods Co., Ltd plays a core part in the salads and prepared food business.
4. K.R.S Corporation plays a core part in the distribution systems business.
5. From fiscal year ending November 30, 2007, Q.P. Egg Co., Ltd and Deria Foods Co., Ltd changed their year-end from September 30 to November 30.

10.Principal management index

(Consolidation)

Term ended	November 30, 2003	November 30, 2004	November 30, 2005	November 30, 2006	November 30, 2007
Net sales (millions of yen)	437,032	423,727	455,007	456,067	468,006
Year-to-year percentage change (%)	0.6	(3.0)	7.4	0.2	2.6
Operating income (millions of yen)	18,255	15,662	12,830	14,159	15,824
Year-to-year percentage change (%)	(1.8)	(14.2)	(18.1)	10.4	11.8
Operating income to net sales (%)	4.2	3.7	2.8	3.1	3.4
Ordinary income (millions of yen)	17,532	15,507	12,829	14,262	15,836
Ordinary income to net sales (%)	4.0	3.7	2.8	3.1	3.4
Net income (millions of yen)	8,675	7,006	5,465	6,071	7,328
Net income ratio (%)	2.0	1.7	1.2	1.3	1.6
Net assets (millions of yen)	120,504	126,768	132,412	156,217	161,140
Total assets (millions of yen)	269,559	262,122	265,724	290,186	292,823
Equity ratio (%)	44.7	48.4	49.8	47.3	48.3
Net cash provided by operating activit (millions of yen)	18,550	17,377	15,686	21,443	22,331
Net cash used in investing activities (millions of yen)	(13,419)	(12,806)	(11,625)	(16,589)	(11,166)
Net cash used in financing activities (millions of yen)	(2,116)	(8,109)	(7,415)	3,187	(2,757)
Free cash flow (millions of yen)	5,131	4,571	4,061	4,854	11,165
Cash and cash equivalents at end of the year (millions of yen)	19,868	16,451	13,127	21,212	27,699
Interest-bearing debt (millions of yen)	49,910	42,787	38,042	43,248	43,175
Net assets per share (yen)	786.15	827.17	865.32	896.69	925.46
Net income per share - primary (yen)	56.08	45.18	35.25	39.66	47.96
Net income per share - diluted (yen)	51.53	41.63	32.64	39.66	-
Free cash flow per share (yen)	33.50	29.85	26.55	31.71	73.06
Return on equity (%)	7.4	5.7	4.2	4.5	5.3
Ordinary income to total assets (%)	6.5	5.8	4.9	5.1	5.4
Year dividend per share, and interim dividend per share in parentheses (yen)	12.0 (6.0)	13.0 (6.0)	13.0 (6.5)	14.0 (6.5)	14.0 (7.0)
Price earnings ratio (times)	15.5	20.0	28.9	26.1	23.7

Dividend payout (%)	21.4	28.8	36.9	35.3	29.2
Dividend rate of total assets (%)	1.6	1.6	1.5	1.6	1.5
Number of regular full-time employees 〔Average number of temporary employees〕	8,109 〔7,913〕	8,529 〔8,483〕	8,548 〔8,351〕	8,805 〔8,474〕	8,885 〔8,642〕
Stock price (yen)	869	902	1,018	1,035	1,136

(Notes)

1. Consumption taxes are not included in net sales.
2. The per-share dividend for the term ended November 2004 includes ¥1 special commemorative dividend in celebration of the 85th anniversary of the Company's establishment.
3. The Company adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Statement No.5 issued by Accounting Standard Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Guidance No.8 issued by Accounting Standard Board of Japan on December 9, 2005) from the fiscal year ended November 2006 .

11. Administrative Expenses - Results And Estimates (Q. P. Corporation)

(Billions of yen)

	FY2005	FY2006	FY2007(A)	FY2008esti-mates(B)	Increase(Decrease)(B-A)
Sale promotion expense	21.5	22.9	21.4	20.6	(0.8)
Advertising expense	9.1	8.5	8.4	8.4	0
Warehousing and carrying charge	12.1	12.1	11.9	12.4	0.5
Labor expense	11.6	11.3	11.2	11.4	0.2
R&D expense	2.3	2.5	2.5	2.7	0.2

12. Mayonnaise and Dressings Sales Condition by Market Type (Q. P. Corporation)

		FY2005	FY2006	FY2007
Home-use	Volume (1000t)	128	123	124
	Amount (Billions of yen)	66.4	65.8	67.6
Commercial-use	Volume (1000t)	89	92	91
	Amount (Billions of yen)	31.4	32.1	32.5

13.Principal management index (Q.P.Corporation)

Term ended	November 30, 2003	November 30, 2004	November 30, 2005	November 30, 2006	November 30, 2007
Net sales (millions of yen)	268,958	230,110	232,668	230,598	232,426
Year-to-year percentage change (%)	(0.8)	(14.4)	1.1	(0.9)	0.8
Operating income (millions of yen)	10,617	7,273	6,074	5,645	6,502
Year-to-year percentage change (%)	1.5	(31.5)	(16.5)	(7.1)	15.2
Operating income to net sales (%)	4.0	3.1	2.6	2.4	2.8
Ordinary income (millions of yen)	11,248	7,663	6,453	6,165	7,030
Ordinary income to net sales (%)	4.2	3.3	2.8	2.7	3.0
Net income (millions of yen)	6,805	4,529	3,769	2,883	3,383
Net income ratio (%)	2.5	1.9	1.6	1.3	1.5
Capital stock (millions of yen)	24,104	24,104	24,104	24,104	24,104
Total number of outstanding shares (shares)	155,464,515	155,464,515	155,464,515	155,464,515	155,464,515
Net assets (millions of yen)	111,395	115,012	118,987	120,325	119,870
Total assets (millions of yen)	190,335	188,772	189,865	200,019	204,262
Equity ratio (%)	58.5	60.9	62.7	60.2	58.7
Return on equity (%)	6.3	4.0	3.2	2.4	2.8
Ordinary income to total assets (%)	6.0	4.0	3.4	3.2	3.5
Number of regular full-time mployees [Average number of temporary employees]	2,118 [921]	2,374 [1,110]	2,444 [1,035]	2,475 [1,018]	2,518 [888]

(Notes)

1. Consumption taxes are not included in net sales.
2. The decrease in sales for the yearly ended November 2004 was principally attributable to the transfer of sales department of egg materials to a consolidated subsidiary Q.P. Egg Corporation. In addition,the increase in number of employees was principally attributable to the transfer from the consolidated company to the Company.
3. The per-share dividend for the term ended November 2004 includes ¥1 special commemorative dividend in celebration of the 85th anniversary of the Company's establishment.
4. The Company adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Statement No.5 issued by Accounting Standard Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Guidance No.8 issued by Accounting Standard Board of Japan on December 9, 2005) from the fiscal year ended November 2006 .

RECEIVED

2008 MAR 11 A 11:59

FILE NO. 82-4750

(Translation)

January 11, 2008

Dear Sirs:

Name of the Company:	Q.P. Corporation
Representative:	Yutaka Suzuki, President and Representative Director

(Code No. 2809; The first section of the Tokyo Stock Exchange)

Person to contact:	Katsuhiko Sasaki, Managing Director and General Manager, Division of Administration (Tel. 03-3486-3331)

Notice of Distribution of Surplus (Year-End Dividends)

Notice is hereby given that Q.P. Corporation (the "Company"), at the meeting of its Board of Directors held on January 11, 2008, resolved that the Company would distribute surplus (year-end dividends) for the 95th fiscal year (from December 1, 2006 to November 30, 2007), as described below.

The Company, at the 94th Ordinary General Meeting of Shareholders held on February 23, 2007, adopted a resolution for the amendment to the Articles of Incorporation, whereby allowing the distribution of surplus by resolution of the Board of Directors.

Description

1.	Record date	November 30, 2007
2.	Year-end dividend	¥7 per share The Company paid an interim dividend of ¥7 per share in August 2007. Consequently, the annual dividend will total ¥14 per share.
3.	Aggregate amount of dividends	¥1,069,858,972
4.	Effective date (payment date)	February 25, 2008 (Monday)

- END –

(Translation)

January 11, 2008

Dear Sirs:

Name of the Company: Q.P. Corporation

Representative: Yutaka Suzuki, President and Representative Director

(Code No. 2809; The first section of the Tokyo Stock Exchange)

Person to contact: Katsuhiko Sasaki, Managing Director and General Manager, Division of Administration (Tel. 03-3486-3331)

Notice of Defense Plan against Large Purchase Actions of the Shares of the Company (Takeover Defense Plan)

Notice is hereby given that Q.P. Corporation (the "Company"), at the meeting of its Board of Directors held on January 11, 2008, adopted a "fundamental policy on what the person(s) should be like to control the determination of the financial and business policy of the Company" (the "Fundamental Policy") pursuant to the "basic attitude toward purchase of shares for the purpose of mass acquisition" disclosed to the shareholders in its business report for its 94th Ordinary General Meeting of Shareholders, and that the Company determined to adopt a "defense plan against large purchase actions of the shares of the Company (takeover defense plan)" (the "Defense Plan") as measures to prevent the determination of the financial and business policy of the Company from being controlled by any inadequate person in consideration of the Fundamental Policy, subject to approval of the shareholders at the 95th Ordinary General Meeting of Shareholders, and to submit a proposition for the amendment to the Articles of Incorporation with regard to the body to determine the introduction of takeover defense plans and others and a proposition for the approval of the introduction of the Defense Plan to the 95th Ordinary General Meeting of Shareholders to be held on February 22, 2008. As to the particulars of the Fundamental Policy and the Defense Plan, please refer to the attachment hereto.

At the meeting of the Board of Directors at which the adoption of the Defense Plan was determined, the Statutory Auditors of the Company, four in all, including two outside Statutory Auditors, were present and each of them expressed his opinion in favor of the adoption of the Defense Plan on condition that the plan should be implemented properly.

Subject to approval of the shareholders at the 95th Ordinary General Meeting of Shareholders, the Defense Plan shall come into effect as of the date of such approval and expire at the close of the 98th Ordinary General Meeting of Shareholders to be held no later than February 28, 2011.

As of the date hereof, no approach or offer has been made for a mass acquisition of the shares of the Company and the Company does not know any imminent threat of such acquisition.

- END -

Attachment

I. Fundamental policy on what the person(s) should be like to control the determination of the financial and business policy of the Company

1. Source of the corporate value of the Company

(1) Management philosophy

The Company has advocated the following motto and precepts as its spirit of foundation and provided in its Articles of Incorporation for the continuance of contributing to the people's healthy eating life by placing first priority on security and safety as a fundamental principle in its business activities:

The Company's motto:	Share the joy of endeavors
The Company's precepts:	Value moral; Endeavor to innovate; and Respect your parents

The Group, under the management philosophy "we aspire to contribute to a well-accepted dietary system of tasty and gentle food, with other expertise unique to us," has engaged in five divisions of business: (i) Condiments and Processed Foods, (ii) Health Functions Products, (iii) Egg Products, (iv) Salad and Prepared Foods and (v) Distribution Systems.

(2) Actions based on the management philosophy

The Group has maintained its attitude of giving first priority to quality since its foundation and endeavors to provide products satisfactory to customers at all times, whereby "aiming to be a most trusted and loved food manufacturing group by each customers."

In addition, the Group has represented its attitude of continuing to provide its peculiar products and services wholeheartedly in various stages of diets of customers during their lifetime as the slogan "Food, for ages 0-100" and all officers and employees of the Group have put the slogan into practice to enhance its corporate value.

(3) Strength of business development

Since the launch of the nation's first mayonnaise in 1925, the Company has exerted its all-time efforts to cultivate and expand the market of salad condiments through commercialization of dressings, among others and has maintained a large brand share as a leading maker. In addition, the Company sells jams, including orange marmalades, and pasta sauces, as well as baby foods and health foods. In 1999, the Company launched universal-design foods (or foods for the sick and aged). As stated above, the Company, as a pioneer in the food industry, has always taken the initiative in developing quality products according to various stages of diets, which we believe is the engine to cultivate the powers of its brand highly trusted by customers.

Since its foundation, the Company has supplied eggs, main ingredients of mayonnaise, as liquid eggs, to process manufacturers. In 1955, the Company launched mayonnaise for industrial use and since 1965, has dealt in chilled products and prepared foods and sold cut vegetables. Thus, we also believe that the Group's strength lies in not only the quality and palatability of its products but its continued proposal of the joy of eating in the broad areas of home meal, home-meal replacement and eating-out.

Since its formation, the Company has regarded the "insistence on high quality," "capabilities of developing products ahead of customer needs" and "seeking of synergies in each business development" as the source of its corporate value. Furthermore, as represented in the Company's motto "share the joy of endeavors," all officers and employees share the attitude of overcoming difficulties with originality and ingenuity to achieve their common targets in business activities and sharing their joys. We believe this attitude should be perpetuated as a corporate culture that may sustain the source of the Group's corporate value.

2. Details of the fundamental policy

The Company considers that in the event that its shares are to be purchased for the purpose of mass acquisition, it should be left to final judgment of the shareholders whether or not the Company will agree thereto, and does not deny any import or effect of vitalization of its corporate activities through a change in the controlling interest.

However, for the management of the Company and the Group, it is essential to have a good understanding of a broad range of know-how and accumulated experience, as well as the relationships fostered with its stakeholders, including customers, trading partners and employees, among others. Without such good understanding, it would be impossible to properly judge the shareholder value that may be raised in the future. We, who are responsible for management as entrusted by the shareholders, have focused our efforts on IR activities to get the fair value of the shares of the Company understood by the shareholders and investors. However, in the event of a sudden mass acquisition of the shares, for the shareholders who are required to properly judge whether the price for the acquisition offered by the purchaser is adequate or not in a short period, we consider it vital to be provided with adequate and sufficient information from both the purchaser and the Board of Directors of the Company. Additionally, for the shareholders in considering whether or not to continue holding the shares of the Company, we believe that such information as the impact of the acquisition on the Company, the details of the management policy and business plans and past investing activities of the purchaser when the purchaser proposes to participate in the management of the Company and the opinion of the Board of Directors as to the acquisition will be important for making a decision.

In consideration of these factors, we have judged that any prospective purchaser of the shares of the Company for the purpose of mass acquisition should be required to provide with the Board of Directors in advance such necessary and sufficient information as to allow the shareholders to consider the acquisition in accordance with some reasonable rules prescribed by the Company and publicized in advance, and to commence the acquisition only after the lapse of a specified evaluation period for the Board of Directors.

In fact, some mass acquisition may cause permanent damage to the Company and materially injure its corporate value and the common interests of its shareholders. We, responsible for the management of the Company, recognize that we are naturally responsible for protecting against such mass acquisition the fundamental philosophy and brands of the Company and the interests of its shareholders and other stakeholders.

To fulfill such responsibility, the Board of Directors recognizes that with regard to any purchase of shares for the purpose of mass acquisition (or any proposed purchase), it is necessary to carefully investigate and judge the effect of such purchase (or such proposed purchase) that may have on the corporate value of the Company and the common interests of its shareholders, in consideration of the nature of business, future business plans and past investing activities of the purchaser, among other factors.

Hence, we believe that to protect the corporate value of the Company and the common interests of its shareholders, it is necessary for the Board of Directors to take measures it considers adequate in accordance with some reasonable rules prescribed by the Company and publicized in advance. (The aforementioned fundamental policy on what the person(s) should be like to control the determination of the financial and business policy of the Company will be referred to as the "Fundamental Policy" hereinafter.)

II. Special measures to facilitate the implementation of the Company's Fundamental Policy

To encourage many investors to invest in the Company on a continued, long-term basis, it has implemented the following measures to facilitate the enhancement of its corporate value and the common interests of its shareholders. We believe these measures will facilitate the implementation of the Company's Fundamental Policy.

1. Institution of the Group's medium-term business plan

The Group has instituted a medium-term business plan for three years commencing December 1, 2006 to further enhance its corporate value by making the most use of the corporate value set forth in Chapter I, Section 1 "Source of the corporate value of the Company" above.

In the medium-term business plan, the Group aims at "reinforcing profitable business constitution and shifting to growth areas" as its fundamental strategy. To reinforce profitable business constitution, the Group aims specifically to (i) reform profit structure and establish healthcare product functions business, (ii) promote positioning of Q.P. as a technology-oriented company and (iii) reduce overall costs as a Group. To shift to growth area, the Group aims specifically to (i) respond to healthcare needs, (ii) strengthen business development in service market and (iii) promote expansion in overseas markets. To put the fundamental strategy into action, the Group will make aggressive business and equipment investment to strengthen its revenue-generating base and enhance asset efficiency in each business division, which we believe will facilitate the enhancement of its corporate value and the common interests of its shareholders.

2. Upgrading of corporate governance

To continuously increase its corporate value and the common interests of its shareholders through efficient and sound management, the Group regards the upgrading of its organizations, schemes and systems of management and timely and proper implementation of necessary measures as one of the most important management challenges.

To more clearly define the management responsibility for each fiscal year and establish a management structure that can respond to changes in the business environments with agility, the Company shortened the term of office of Directors from two years to one year at its 94th Ordinary General Meeting of Shareholders held on February 23, 2007. Additionally, to further strengthen its audit system, the Company has determined to submit a proposition for increasing one more outside Statutory Auditor to its 95th Ordinary General Meeting of Shareholders to be held on February 22, 2008.

III. Measures to prevent the determination of the financial and business policy of the Company from being controlled by any inadequate person in consideration of the Fundamental Policy (a defense plan against large purchase actions of the shares of the Company (takeover defense plan))

The Company will institute the rules (the "Large Purchase Rules"), as described below, as measures to prevent the determination of the financial and business policy of the Company from being controlled by any inadequate person in consideration of the Fundamental Policy.

The defense plan against a large purchase action of the shares of the Company (takeover defense plan) described in Chapter III, Sections 1 through 6 will be referred to as the "Defense Plan" hereinafter.

1. Coverage of the Defense Plan

The Defense Plan covers (i) a purchase of shares and other securities (see Note 3) of the Company to make the ratio of voting rights (see Note 2) of any specified shareholder group (see Note 1) 20% or more, or (ii) a purchase of shares and other securities of the Company resulting in making the ratio of voting rights of any specified shareholder group 20% or more (whether by market trading, by TOB or otherwise; with regard to any TOB, upon public notice of the commencement thereof, it shall be regarded as a purchase), excepting any purchase agreed to by the Board of Directors in advance.

Any purchase action covered by the Defense Plan shall be referred to as a "Large Purchase Action" and any person engaging in a Large Purchase Action shall be referred to as a "Large Purchaser" hereinafter, respectively.

Note 1: A specified shareholder group means:

(i) a holder(s) (including any person included in the holders under Article 27-23, paragraph 3 of the Financial Instruments and Exchange Law (hereinafter referred to as the "FIEL"); the same applies hereinafter) of shares and other securities (as defined in Article 27-23, paragraph 1 of the FIEL) of the Company and any joint holder(s) (as defined in Article 27-23, paragraph 5 of the FIEL and including any holder(s) deemed to be his/her/its joint holder(s) under paragraph 6 of the same Article thereof; the same applies hereinafter), or

(ii) a person(s) conducting a purchase, etc. (as defined in Article 27-2, paragraph 1 of the FIEL and including any purchase conducted either by bidding or not, and on a securities market of any stock exchange) of shares and other securities (as defined in Article 27-2, paragraph 1 of the FIEL) of the Company and his/her/its affiliated person(s) (as defined in Article 27-2, paragraph 7 of the FIEL).

Note 2: Ratio of voting rights means:

(i) in the case of Note 1 (i) above, the holder's holding ratio of shares and other securities (as defined in Article 27-23, paragraph 4 of the FIEL, in which case the number of shares held by the holder's joint holder (as defined under the same paragraph; the same applies hereinafter) shall be taken into account), or

(ii) in the case of Note 1 (ii) above, the total of the Large Purchaser's and affiliated person's holding ratios of shares and other securities (as defined in Article 27-2, paragraph 8 of the FIEL).

For the purpose of calculating each holding ratio of shares and other securities, the total number of voting rights (as defined in Article 27-2, paragraph 8 of the FIEL) and the total number of issued shares (as defined in Article 27-23, paragraph 4 of the FIEL) may be referred to in the securities report, semiannual securities report or report on the purchase by the company of its own shares, whichever has most recently been filed.

Note 3: Shares and other securities mean those defined in Article 27-23, paragraph 1 of the FIEL.

2. Particulars of the Large Purchase Rules

The Company will institute Large Purchase Rules under which any Large Purchaser can commence a large purchase action only after (i) it provides the Board of Directors of the Company with necessary and sufficient information on the large purchase action in advance and (ii) a specified period of evaluation thereof by the Board of Directors elapses.

With regard to the Large Purchase Rules, the Company will (iii) establish an Independent Committee to ensure the Defense Plan to be implemented properly and prevent arbitrary judgments by the Board of Directors as far as possible and (iv) follow procedures for confirming the intention of the shareholders as the necessity arises from the perspective of respecting their intention.

The particulars of the Large Purchase Rules to be instituted by the Company are described below:

(1) Provision of information

Any Large Purchaser must submit to the Representative Director of the Company a "declaration of intention", which shall state its name and address, the law under which it was organized, the name of its representative and its contact address in Japan, as well as the summary of the proposed large purchase action, together with a covenant to comply with the Large Purchase Rules, and provide the Board of Directors with necessary and sufficient information ("Necessary Information") to allow the shareholders to make judgments and the Board of Directors to formulate an opinion.

Within 10 business days after receipt of a declaration of intention from the Large Purchaser, the Board of Directors will deliver to the Large Purchaser a list of Necessary Information to initially be provided by the Large Purchaser and it must provide such information. If, then, the information provided by the Large Purchaser is found to be insufficient after the close investigation thereof, the Board of Directors will repeatedly request the Large Purchaser to provide such information as to make Necessary Information necessary and sufficient, subject to the receipt of recommendations to the same effect from the Independent Committee (which will be discussed in Chapter III, Section 2 (3) "Independent Committee" below).

The specific content of the Necessary Information may vary according to the attribute of the Large Purchaser and the purpose and content of the large purchase action. However, some of the general items are as follows:

(i) Outline of the Large Purchaser and its group (including its joint holders and affiliated persons) (including information on its business lines, capital composition, experience in businesses similar to those of the Company and the Group (food business, including manufacture and sale of mayonnaise and dressings, the Group's core business, and distribution business) and past investment activities);

(ii) Purpose and content of the large purchase action (including the price and kind of consideration for the purchase, the timing of the purchase, the scheme of related transactions, the validity of the method of the purchase and the feasibility of the purchase and related transactions);

(iii) Basis of the calculation of the price for the acquisition of the shares of the Company and the source of financing of the acquisition (including the specific name of the financier(s) (including substantial financier(s)), the method of financing and the details of related transactions);

(iv) Planned candidate management (including information on experience in businesses similar to those of the Company and the Group (food business, including manufacture and sale of mayonnaise and dressings, the Group's core business, and distribution business)), management policy, business plan (including attitudes towards the development and cultivation of products in response to customers' preferences and proposals of new eating habits and menus, measures against changes in prices of major raw materials, measures against product accidents and issues of food safety and sanitation and measures for maintaining good relation with important trading partners), financing plan, capital policy, dividend policy and asset utilization measures after participation in management of the Company and the Group ("After-Purchase Management Plan"); and

(v) Changes expected or not expected to occur in the relations of the Company and the Group with its/their stakeholders, including trading partners, customers and employees after the completion of the large purchase action.

In the event that the Board of Directors receives a declaration of intention from the Large Purchaser, sends a list of the Necessary Information to the Large Purchaser and the provision of the Necessary Information by the Large Purchaser is completed, the Board of Directors will promptly give public notice thereof, respectively. Additionally, the Board of Directors will disclose all or part of the Necessary Information to the shareholders and investors in the event that it considers it necessary to do so to allow the shareholders to make judgments, at such time as considered adequate by the Board of Directors.

(2) Period of evaluation by the Board of Directors

The Board of Directors considers that after the completion of the necessary and sufficient Necessary Information by the Large Purchaser to the Board of Directors, according to the degree of difficulty in the evaluation of the large purchase action, 60 days (in case of a purchase of all of the shares of the Company by a TOB the consideration for which is only cash (in the yen)) or 90 days (in cases of other large purchase actions) should be allowed to the Board of Directors as a period for the Board of Directors' evaluation, deliberation, negotiation, formulation of an opinion, preparation of an alternative proposal, determination of the necessity to follow procedures for confirming the intention of the shareholders and determination of whether nor not to trigger the Defense Measure (the "Directors' Evaluation Period"). Any large purchase action may be commenced only after the lapse of the Directors' Evaluation Period.

During the Directors' Evaluation Period, the Board of Directors of the Company will fully evaluate and deliberate on the Necessary Information provided by the Large Purchaser while consulting with the Independent Committee and seeking advice from third-party experts whenever necessary, and carefully formulate an opinion of its own and publicize it. The Board of Directors will also negotiate with the Large Purchase about any revision of the conditions of the large purchase action in its favor and/or present its alternative proposal on the management policy of the Group to the shareholders of the Company whenever necessary.

In any unavoidable circumstance where the Board of Directors fails to determine whether or not to trigger the Defense Measure during the Directors' Evaluation Period (such as circumstances where the Independent Committee fails to recommend the triggering of the Defense Measure during the Directors' Evaluation Period and procedures for confirming the intention of the shareholders are followed as set forth in Chapter III, Section 2 (4) "Procedures for confirming the intention of the shareholders" below), the Board of Directors may, upon recommendation from the Independent Committee, extend the Directors' Evaluation Period as long as necessary but not exceeding 30 days (the period may be extended to follow procedures for confirming the intention of the shareholders as set forth in Chapter III, Section 2 (4) "Procedures for confirming the intention of the shareholders" below). In the event that the Board of Directors determines to extend the Directors' Evaluation Period, it will immediately disclose the specific period so determined to be extended and the reason for the necessity thereof to the shareholders and investors pursuant to laws or ordinances and the rules of the financial instrument exchange.

(3) Independent Committee

The Company will establish an Independent Committee as a checking function to ensure the Defense Plan to be implemented properly and prevent arbitrary judgments by the Board of Directors. The Independent Committee shall consist of at least three members, who shall be appointed from among outside experts (see Note 4) independent of the management responsible for execution of business of the Company, outside Directors of the Company and outside Statutory Auditors of the Company (outside Directors and outside Statutory Auditors are in a position to express impartial opinions, free of influence from persons in charge of execution of business), to enable them to make fair and indifferent judgments. The names and profiles of the initial members of the Independent Committee are stated in Schedule 1. The outline of the Independent Committee is stated in Schedule 2.

To make important judgments with regard to the Defense Plan, such as whether or not the Large Purchaser observes the Large Purchase Rules (see Chapter III, Section 3 (1) "In case the Large Purchaser observes the Large Purchase Rules" below), whether or not the Directors' Evaluation Period should be extended (see Chapter III, Section 2 (2) "Period of evaluation by the Board of Directors" above), whether or not the large purchase action is considered to materially injure the corporate value of the Company and the common interests of its shareholders (see Chapter III, Section 3 (1) "In case the Large Purchaser observes the Large Purchase Rules" below) and whether or not to trigger the Defense Measure, the Board of Directors shall consult with the Independent Committee without fail and respect its recommendation to the maximum extent possible.

The Independent Committee may receive advice from any third-party expert independent of the Board of Directors or the Independent Committee itself as the necessity arises. All cost defrayed in obtaining such advice shall be borne by the Company, barring exceptions considered specifically unreasonable.

Any resolution of the Independent Committee shall be adopted at a meeting of the Independent Committee at which all the members thereof then in office shall be present, by a majority of the members present thereat; provided, however, that if any member is unable to be present or in any other unavoidable circumstance, such resolution shall be adopted at a meeting of the Independent Committee at which a majority of the members then in office shall be present, by a majority of the members present thereat.

Note 4: "Outside expert" means any corporate executive having broad experience in business management, person familiar with investment banking business, attorney, certified public accountant, academic expert who majors in corporate laws and any other similar person.

(4) Procedures for confirming the intention of the shareholders

In determining whether or not to trigger the Defense Measure against a large purchase action, the Board of Directors may request the shareholders to judge whether or not to trigger the Defense Measure against such large purchase action, from the perspective of respecting their intention. In the event that the Board of Directors considers it necessary and adequate to follow the procedures for confirming the intention of the shareholders by taking into consideration the details of the large purchase action proposed by the Large Purchaser, the Necessary Information provided by the Large Purchase, the circumstance that requires the Board of Directors to determine whether or not to trigger the Defense Measure and costs required to follow the procedures for confirming the intention of the shareholders, the Board of Directors shall follow the procedures. Additionally, in the event that the Board of Directors receives a recommendation to follow the procedures to confirming the intention of the shareholders from the Independent Committee, the Board of Directors shall respect such recommendation to the maximum extent possible.

To confirm the intention of the shareholders, a resolution shall be adopted at a General Meeting of Shareholders under the Corporation Law of Japan. In the event that such General Meeting of Shareholders is held, the Board of Directors shall, pursuant to the resolution adopted thereat, trigger, or not trigger, the Defense Measure against the proposed large purchase action as the case may be. Whenever necessary, the Board of Directors shall promptly fix a record date ("Record Date") to determine the shareholders entitled to exercise their voting rights at the General Meeting of Shareholders and give notice thereof no later than two weeks prior to the Record Date by a method specified in the Articles of Incorporation of the Company. The date of the General Meeting of Shareholders shall be fixed within the initially fixed Directors' Evaluation Period, in principle. However, in any unavoidable circumstance where it takes time procedurally to convene a General Meeting of Shareholders or otherwise, the Board of Directors may extend the Directors' Evaluation Period for 30 days upon recommendation from the Independent Committee.

(i) The shareholders entitled to exercise their voting rights at the General Meeting of Shareholders shall be those appearing or recorded in the final register of shareholders or the final register of beneficial shareholders as of the Record Date.

(ii) Any resolution at the General Meeting of Shareholders shall, pursuant to laws or ordinances and the Articles of Incorporation of the Company, be adopted by a majority of the votes of the shareholders present thereat who shall be entitled to exercise their voting rights.

(iii) In the event that there occurs any material change in the information (such as the revocation by the Large Purchaser of the large purchase action) for the shareholders to make judgments at the General Meeting of Shareholders, the Board of Directors may alter the Record Date even after such Record Date is fixed for the General Meeting of Shareholders, or postpone or cancel the General Meeting of Shareholders.

3. Defense Measure when a large purchase action is taken

(1) In case the Large Purchaser observes the Large Purchase Rules

In case the Large Purchaser observes the Large Purchase Rules, the Board of Directors will not trigger the Defense Measure against the large purchase action, in principle. Whether or not to agree to the purchase proposal by the Large Purchase will be left to the judgment of the respective shareholders.

However, if the Large Purchaser is considered not to seriously aim for reasonable management but the gaining of control of the Company by the Large Purchaser is considered to cause permanent damage to the Company, whereby materially injuring its corporate value and the common interests of its shareholders, the Board of Directors may exceptionally implement any appropriate measure to protect the interests of its shareholders. The following cases may be judged to materially injure the corporate value of the Company and the common interests of its shareholders:

(i) The Large Purchaser takes a purchase action that will result in an apparent injury of the corporate value of the Company and the common interests of its shareholders as set forth in items i) through iv) below:

i) The Large Purchaser has no true intention to participate in the management of the target company but engages in the purchase of shares for the purpose of raising the price of the shares and selling them at higher prices to the parties related to the target company;

ii) The Large Purchaser purchases the shares for the purpose of enabling the Large Purchaser to transfer a so-called "crown jewel," including intellectual proprietary rights, know-how, trade secrets, principal trading partners and customers, etc. of the target company under its temporary management to the Large Purchaser and/or its group companies (scorched earth policy);

iii) The Large Purchaser purchases the shares for the purpose of diverting assets of the target company to mortgages and/or repayments of liabilities incurred by the Large Purchaser and its group companies, etc. after it gains control of management of the target company; and

iv) The Large Purchaser purchases the shares for the purpose of enabling the Large Purchaser to cause the target company under its temporary management to pay temporarily high returns to the shareholders with proceeds from sales of the target company's real estate, securities and expensive assets, etc. not relevant to its current business or to sell out the target company's shares at such higher prices arising from the sharp rise of the target company's shares due to a temporary high return, etc. to the shareholders.

(ii) The purchase method of the shares of the Company proposed by the Large Purchaser falls under a two-tier coercive purchase proposal (i.e., at the first stage, the purchase of the entire Company's shares are not solicited but at the second stage, the purchase will be consummated at less favorable or unspecified conditions to the shareholders).

For the Defense Measure, the Board of Directors will select the most appropriate vehicle in its judgment when it triggers the Defense Measure, by taking into consideration the necessity and adequacy thereof. For that purpose, in the event that the Board of Directors selects the free allocation of stock acquisition rights as a vehicle for the Defense Measure, the summary thereof shall be as described in Schedule 3.

In determining whether or not to trigger the Defense Measure as described above, in order to ensure the objectivity and rationality of the determination, the Board of Directors will investigate the specific contents of the Large Purchaser and the large purchase action and a prospective impact of the large purchase action on the corporate value of the Company and the common interests of its shareholders, based on the Necessary Information, including an After-Purchase Management Policy, provided by the Large Purchaser and by receiving advice from any third-party expert whenever necessary, and respect recommendations from the Independent Committee to the maximum extent possible. Additionally, as described in Chapter III, Section 2 (4) "Procedures for confirming the intention of the shareholders" above, a General Meeting of Shareholders may be held to seek the judgment of the shareholders.

(2) In case the Large Purchaser does not observe the Large Purchase Rules

In case the Large Purchaser does not observe the Large Purchase Rules, in order to protect the corporate value of the Company and the common interests of its shareholders, the Board of Directors will trigger the Defense Measure, including the issuance of stock acquisition rights, as authorized by the Corporation Law and other laws or ordinances and the Articles of Incorporation of the Company, against the large purchase action by taking into consideration the necessity and adequacy thereof. The Board of Directors will determine whether or not the Large Purchaser observes the Large Purchase Rules and whether or not it is appropriate to trigger the Defense Measure, by reference to the opinions of third-party experts and by respecting recommendations from the Independent Committee to the maximum extent possible. Additionally, as described in Chapter III, Section 2 (4) "Procedures for confirming the intention of the shareholders" above, a General Meeting of Shareholders may be held to seek the judgment of the shareholders.

For the Defense Measure, the Board of Directors will select the most appropriate vehicle in its judgment then (As described in Chapter III, Section 2 (4) "Procedures for confirming the intention of the shareholders" above, a General Meeting of Shareholders may be held to seek the judgment of the shareholders. In such case, the Board of Directors will comply with any resolution of the General Meeting of Shareholders.). In the event that the Board of Directors selects the free allocation of stock acquisition rights as a vehicle for the Defense Measure, the summary thereof shall be as described in Schedule 3.

(3) Cessation of the triggering of the Defense Measure

Even after the determination to trigger the Defense Measure, in the event that the Large Purchaser revokes or alters the large purchase action or otherwise the Board of Directors judges it inappropriate to trigger the Defense Measure, it may alter or cease the triggering of the Defense Measure by respecting recommendations from the Independent Committee to the maximum extent possible.

In the event that the Board of Directors makes a free allocation of stock acquisition rights as a vehicle for the Defense Measure, if, after the determination of the shareholders qualified for the allocation of stock acquisition rights, the Large Purchaser revokes or alters the large purchase action or otherwise and consequently, the Board of Directors judges it inappropriate to trigger the Defense Measure, it may cease the triggering of the Defense Measure, as described below:

(i) At any time prior to the day on which the free allocation of the stock acquisition rights shall become effective, the Board of Directors may cease the free allocation of the stock acquisition rights by respecting recommendations from the Independent Committee to the maximum extent possible.

(ii) At any time on or after the day on which the free allocation of the stock acquisition rights shall become effective and prior to the commencement of the exercise period of the stock acquisition rights, the Board of Directors may acquire the stock acquisition rights without compensation by respecting recommendations from the Independent Committee to the maximum extent possible.

In the event that the Board of Directors ceases the triggering of the Defense Measure as described in item (i) or (ii) above, it will promptly disclose all necessary and sufficient information, including such matters as considered necessary by the Independent Committee, to the shareholders and investors.

With regard to the alteration of the triggering of the Defense Measure, in the event that the Large Purchaser changes the number of shares to be acquired through the large purchase action, the Board of Directors may change the number of shares to be issued or transferred for each stock acquisition right, for instance.

4. Impacts on the shareholders and investors

(1) Impact of the Large Purchase Rules on the shareholders and investors

The Large Purchase Rules are intended to afford opportunities to the shareholders of the Company to receive information necessary for them to judge whether or not to agree to a large purchase action, have the Board of Directors entrusted by the shareholders to manage the Company put forward its opinion thereon and have any alternative proposal for management of the Company offered to them. We believe that the Large Purchase Rules will allow the shareholders, with sufficient information provided, to make appropriate judgments as to whether or not to agree to a large purchase action, which will result in the protection of the corporate value of the Company and the common interests of its shareholders. Thus, we believe that the institution of the Large Purchase Rules, which are intended to help the shareholders make appropriate investment judgments, will benefit the shareholders of the Company and investors.

As described in Chapter III, Section 3 "Defense Measure when a large purchase action is taken," defense policies of the Company on a large purchase action vary, depending on whether the Large Purchaser observes the Large Purchase Rules or not. Therefore, it is advisable for the shareholders of the Company and investors to pay attention to the action of the Large Purchaser.

(2) Impact on the shareholders and investors when the Defense Measure is triggered

In case the Large Purchaser does not observe the Large Purchase Rules, the Board of Directors may trigger the Defense Measure, as authorized by the Corporation Law and other laws or ordinances and the Articles of Incorporation of the Company, to protect the corporate value of the Company and the common interests of its shareholders. However, under the scheme of the Defense Measure, it is not assumed that the shareholders (excluding the Large Purchaser (including specified shareholder group) against which the Defense Measure is triggered) of the Company will incur any specific loss on their legal rights or economic interests. In the event that the Board of Directors determines to trigger the Defense Measure, it will make timely and proper disclosure pursuant to laws or ordinances and the rules of the financial instrument exchange. In the event that the Board of Directors ceases to issue stock acquisition rights or acquire the issued stock acquisition rights without consideration, the stock value per share will not be diluted. Hence, any shareholder or investor who trades in the shares, assuming that the stock value of the Company will be diluted on or after the ex date relating to the free allocation of stock acquisition rights may incur an unexpected loss due to stock price movements.

(3) Procedures to be followed by the shareholders when the Defense Measure is triggered

A. Procedures for the registration of transfers of shares

In the event that the Board of Directors determines to make a free allocation of stock acquisition rights as a vehicle for the Defense Measure, the Company will give public notice of the record date for the free allocation thereof. As the stock acquisition rights will be allocated free of charge to the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders of the Company as of the record date, the shareholders will have to promptly follow procedures for the registration of transfers of shares (with regard to the shares deposited with Japan Securities Depository Center, Inc., no such procedures are required).

B. Procedures for exercise of stock acquisition rights

In the event that the Board of Directors determines to make a free allocation of stock acquisition rights as a vehicle for the Defense Measure, the Company may send a form of exercise of stock acquisition rights (a form designated by the Company to include necessary matters, such as the content and number of the stock acquisition rights to be exercised, and the statement confirming that the shareholder does not belong to any specified shareholder group) and other documents necessary for the exercise of stock acquisition rights to each of the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders of the Company as of the record date. In that event, when, after the free allocation of the stock acquisition rights, any shareholder submits a form of exercise of stock acquisition rights and other necessary documents therefor and pays such price for each stock acquisition right no less than one yen as determined in the resolution for the free allocation of the stock acquisition rights adopted by the Board of Directors at any payment handling place during the exercise period of the stock acquisition rights, such number of shares of the Company as determined separately by the Board of Directors will be issued per stock acquisition right.

C. Procedures for the acquisition by the Company of stock acquisition rights

In the event that the Board of Directors determines to acquire stock acquisition rights, the Company will acquire the stock acquisition rights as of the date separately designated by the Board of Directors, in accordance with the statutory procedures. In the event that the Board of Directors shall deliver the shares of the Company to the shareholders in exchange for the acquisition of their stock acquisition rights, it will do so promptly. In the event that the Board of Directors acquires the stock acquisition rights, each of the shareholders acquiring the shares in exchange for the stock acquisition rights may be requested to submit a form designated by the Company including the statement confirming that the shareholder does not belong to any specified shareholder group.

For further details of the methods of allocation, the registration of transfers of shares, the exercise of stock acquisition rights and the acquisition thereof by the Company, information will be disclosed or notified to the shareholders after the determination of the Board of Directors with regard to the Defense Measure.

5. Commencement of the application of the Defense Plan and the effective period

Subject to approval of the shareholders at the 95th Ordinary General Meeting of Shareholders, the Defense Plan shall come into effect as of the date of such approval and expire at the close of the 98th Ordinary General Meeting of Shareholders to be held no later than February 28, 2011; provided, however, that in the event that the continuance of the Defense Plan is approved at the 98th Ordinary General Meeting of Shareholders, the effective period of the continued Defense Plan shall be extended for three more years, and that in the event that the continuance of the Defense Plan is approved at the Ordinary General Meeting of Shareholders of the Company relating to the last fiscal year ending within three years thereafter, it shall be extended for three more years. In the event that the continuance of the Defense Plan is so approved, the Board of Directors will promptly give notice thereof.

Even in the event that the continuance of the Defense Plan is approved, from the perspective of protecting the corporate value of the Company and the common interests of its shareholders, the Board of Directors will review the plan from time to time by taking into consideration the developments of related laws or ordinances and the listing policy devised by the Tokyo Stock Exchange and may alter or abolish the Defense Plan upon approval of the General Meeting of Shareholders whenever necessary. In such case, the details thereof will be notified promptly.

The state of leading shareholders as of November 30, 2007 is described in Schedule 4.

6. The Defense Plan's compliance with the Fundamental Policy, not injuring the common interests of the shareholders of the Company and not contemplated to maintain the position of the officers of the Company, and the reasons therefor

(1) The Defense Plan's compliance with the Fundamental Policy

The Defense Plan stipulates the particulars of the Large Purchase Rules, the defense plan in case of a large purchase action, the establishment of an Independent Committee and the impacts on the shareholders and investors.

The Defense Plan requires any Large Purchaser to provide the Board of Directors with necessary and sufficient information on a large purchase action in advance and commence the large purchase action only after the lapse of the Directors' Evaluation Period and specifies that the Board of Directors may trigger any defense measure against the Large Purchaser not observing the Large Purchase Rules.

The Defense Plan also stipulates that even in the event that the Large Purchaser observes the Large Purchase Rules, if its large purchase action is considered by the Board of Directors to materially injure the corporate value of the Company and the common interests of its shareholders, the Board of Directors may trigger any defense measure considered appropriate to protect the corporate value of the Company and the common interests of its shareholders.

Hence, we believe the Defense Plan complies with the Fundamental Policy.

(2) The Defense Plan's not injuring the common interests of the shareholders of the Company

As described in Chapter I "Fundamental policy on what the person(s) should be like to control the determination of the financial and business policy of the Company," the Fundamental Policy is based on respect for the corporate value of the Company and the common interests of its shareholders. The Defense Plan, which is designed according to the philosophy of the Fundamental Policy, is intended to afford the opportunities to the shareholders of the Company to receive information necessary for them to judge whether or not to agree to a large purchase action, have the Board of Directors put forward its opinion thereon and have any alternative proposal offered to them. The Defense Plan will allow the shareholders of the Company and investors to make appropriate investment judgments. Thus, we believe that the Defense Plan will not injure the common interests of the shareholders of the Company but rather benefit their interests.

In addition, the effectuation and extension of the Defense Plan is subject to the approval of the shareholders. The Defense Plan has no dead-hand clause (a clause that prevents triggering a takeover defense measure if any member of the board of directors that adopted the measure is replaced) or slow-hand clause (a clause that prevents triggering a takeover defense measure for a specified period even if a majority of the members of the board of directors that adopted the measure are replaced) and consequently, the shareholders of the Company can abolish the Defense Plan whenever they wish to do. Thus, we believe that the Defense Plan gives assurance that the common interests of the shareholders of the Company will not be injured.

(3) The Defense Plan's not contemplated to maintain the position of the officers of the Company

Based on the principle of leaving the final judgment to the shareholders of the Company as to whether or not to agree to a large purchase action, the Defense Plan allows the Board of Directors to request compliance with the Large Purchase Rules and trigger a defense measure to the extent necessary to protect the corporate value of the Company and the common interests of its shareholders. The Defense Plan discloses the conditions on the triggering of defense measures by the Board of Directors in advance and in details and any defense measure by the Board of Directors shall be triggered in accordance with the provisions of the Defense Plan. The Board of Directors cannot effectuate or extend the Defense Plan by itself, but subject to the approval of the shareholders of the Company.

In addition, to trigger a defense measure, the Board of Directors shall seek advice from third-party experts whenever necessary in making any important decision on the Defense Policy, and consult with the Independent Committee consisting of the members independent of the management responsible for execution of business and respect recommendations from the Independent Committee to the maximum extent possible. Furthermore, the Board of Directors can follow procedures for confirming the intention of the shareholders as the necessity arises from the perspective of respecting their intention. The Defense Plan contains procedures to ensure the proper operation thereof by the Board of Directors.

Thus, we believe that the Defense Plan clearly is not contemplated to maintain the position of the officers of the Company.

- E N D -

Schedule 1

Names and Profiles of the Members of the Independent Committee

Toshio Kamiyama

November 18, 1941	Born
February 1969	Registered as certified public accountant Representative (Head), Kamiyama Certified Public Accountant Office, to this date
April 1969	Registered as certified tax accountant
July 1992	Council Member, the Japanese Institute of Certified Public Accountants
February 1995	President and Representative Director, Kabushiki Kaisha Nihon Kaikeishi Gakkan (Japan Accountant Academy Co., Ltd.), to this date
June 1998	Chairman of Tokyo Chapter, the Japanese Institute of Certified Public Accountants
August 2001	Chairman of the Appeal Committee, the Japanese Institute of Certified Public Accountants Examiner of the Certified Public Accountant Examinations
July 2004	Auditor, the Japanese Institute of Certified Public Accountants
July 2007	Member of the Dispute Conciliation Committee, the Japanese Institute of Certified Public Accountants, to this date

* Mr. Kamiyama and the Company have no special interest in each other.

Yoji Wakui

February 5, 1942	Born
April 1964	Joined the Ministry of Finance
June 1993	Director-General of the Secretariat, the Economic Planning Agency
May 1995	Director-General of the Secretariat, the Ministry of Finance
July 1997	Director-General of the Budget Bureau, the Ministry of Finance
July 1999	Vice Chairman, Marine and Fire Insurance Association of Japan
February 2004	Statutory Auditor of the Company
June 2004	Chairman and Representative Director, Japan Tobacco Inc.
June 2006	Chairman and Director, Japan Tobacco Inc., to this date

* Mr. Wakui and the Company have no special interest in each other.

Ichiro Sakai

May 3, 1942	Born
April 1968	Appointed as Public Prosecutor
July 1995	Public Prosecutor, the Supreme Public Prosecutor's Office
January 1996	Chief Public Prosecutor, the Okinawa District Public Prosecutor's Office

December 1997	Director-General of the Correction Bureau, the Ministry of Justice
December 1999	Chief Public Prosecutor, the Yokohama District Public Prosecutor's Office
May 2001	Director-General of the Research and Training Institute of the Ministry of Justice
October 2002	Superintendent Public Prosecutor, the Hiroshima High Public Prosecutor's Office
June 2004	Superintendent Public Prosecutor, the Fukuoka High Public Prosecutor's Office
April 2005	Registered as attorney (Daiichi Tokyo Bar Association), to this date
February 2006	Statutory Auditor of the Company, to this date

* Mr. Sakai and the Company have no special interest in each other.

Schedule 2

Outline of the Independent Committee

1. Establishment

An Independent Committee shall be established by resolution of the Board of Directors of the Company.

2. Members

The Independent Committee shall consist of at least three members authorized by the Board of Directors, who shall be appointed from among outside Directors of the Company, outside Statutory Auditors of the Company, corporate executives having broad experience in business management, persons familiar with investment banking business, attorneys, certified public accountants, academic experts who major in corporate laws and other similar persons independent of the management responsible for execution of business of the Company. The initial members expected to assume office upon the introduction of the Defense Policy will be Messrs. Toshio Kamiyama, Yoji Wakui and Ichiro Sakai.

3. Term of office

Subject to the approval of the Defense Policy at the 95th Ordinary General Meeting of Shareholders of the Company, the term of office of the members of the Independent Committee shall commence from the close of the 95th Ordinary General Meeting of Shareholders and expire at the close of the 98th Ordinary General Meeting of Shareholders. In the event that the continuance of the Defense Plan is approved at the 98th Ordinary General Meeting of Shareholders, the term of office shall be extended to the close of the Ordinary General Meeting of Shareholders relating to the last fiscal year ending within three years after the close of the 98th Ordinary General Meeting of Shareholders and in the event that the continuance of the Defense Plan is approved at the Ordinary General Meeting of Shareholders of the Company relating to the last fiscal year ending within three years thereafter, it shall be extended for three more years; provided, however, that the term of office of the members of the Independent Committee shall not be extended if otherwise determined by the Board of Directors. Additionally, in the event that any member of the Independent Committee who has been outside Director of the Company or outside Statutory Auditor of the Company ceases to be such outside Director or outside Statutory Auditor (unless he is reappointed as Director or Statutory Auditor and has not lost the position of outside Director or outside Statutory Auditor then), his term of office as the member of the Independent Committee shall expire simultaneously.

In the event of any vacancy in the number of the members of the Independent Committee, a new member shall be appointed by resolution of the Board of Directors from among the persons who shall meet the requirement for the membership set forth in paragraph 2 above. The term of office of the newly appointed member shall be the remaining term of office of the member who caused such vacancy.

4. Requirements for resolutions

Any resolution of the Independent Committee shall be adopted at a meeting of the Independent Committee at which all the members thereof then in office shall be present, by a majority of the members present thereat, in principle; provided, however, that if any member is unable to be present or in any other unavoidable circumstance, such resolution shall be adopted at a meeting of the Independent Committee at which a majority of the members then in office shall be present, by a majority of the members present thereat. In the event that no resolution was passed or adopted, the chairman of the Independent Committee shall give report to that effect to the Board of Directors.

5. Matters to be resolved

In the event that the Board of Directors consults with the Independent Committee, it shall deliberate on the matters set forth in the following items according to such consultation and by its resolution, determine the result of deliberations. In the event that the Independent Committee adopts a resolution, it shall recommend the content of the resolution, together with the reason therefor, to the Board of Directors. In performing their duties, the members of the Independent Committee must do so from the perspective of benefiting the corporate value of the Company and the common interests of its shareholders, but not for the purpose of benefiting themselves or any third party (including the management of the Company).

(i) Whether or not the relevant action falls under any large purchase action under the Large Purchase Rules;

(ii) Necessary Information to be provided by the Large Purchaser to the Board of Directors and the deadline thereof;

(iii) Close investigation of and deliberation on the Necessary Information provided by the Large Purchaser;

(iv) Close investigation of and deliberation on the details of the large purchase action of the Large Purchaser;

(v) Whether or not the large purchase action will materially injure the corporate value of the Company and the common interests of its shareholders;

(vi) Whether or not the Large Purchase observes the Large Purchase Rules;

(vii) Whether or not to extend the Directors' Evaluation Period;

(viii) Whether or not to consult with the General Meeting of Shareholders as to whether nor not to trigger the Defense Measure;

(ix) Whether or not to trigger, alter or cease the Defense Measure;

(x) Deliberation on the continuance, alteration and cessation of the Large Purchase Rules; and

(xi) Other matters consulted by the Board of Directors with the Independent Committee.

To ensure that the Independent Committee will make appropriate decisions, it must endeavor to collect necessary and sufficient information in deliberating on any of the matters listed above and may, at the expense of the Company (unless considered specifically unreasonable), receive advice from any third-party expert (including any financial advisor, certified public accountant, attorney, consultant and other professional).

Summary of Stock Acquisition Rights

1. Shareholders qualified for stock acquisition rights and the condition for the allocation thereof

To the shareholders appearing or recorded in the final register of shareholders or the final register of beneficial shareholders as of the record date for the allocation of stock acquisition rights fixed by the Board of Directors, the Company will allocate such number of stock acquisition rights for each of their shares of common stock of the Company (excluding those held by the Company) as shall be determined separately by the Board of Directors, without payments therefor.

2. Class and number of shares to be issued or transferred upon exercise of stock acquisition rights

The shares to be issued or transferred upon exercise of stock acquisition rights shall be shares of common stock of the Company. The total number of shares to be issued or transferred upon exercise of stock acquisition rights shall not exceed the number obtained by deducting the total number of issued shares of common stock of the Company (excluding those held by the Company) from the total number of issuable shares of the Company as of the record date for the allocation thereof fixed by the Board of Directors.

3. Total number of stock acquisition rights to be allocated

The total number of stock acquisition rights to be allocated shall be the number to be determined separately by the Board of Directors. The Board of Directors may allocate stock acquisition rights in two or more series.

4. Amount of property to be contributed upon exercise of each stock acquisition right

The amount of property to be contributed (the amount to be paid in) upon exercise of each stock acquisition right shall be no less than one yen, as shall be determined by the Board of Directors.

5. Restriction on transfer of stock acquisition rights

The acquisition of stock acquisition rights by any transfer thereof shall be subject to approval of the Board of Directors.

6. Conditions for exercise of stock acquisition rights

Conditions for exercise of stock acquisition rights, such as the denial of the exercise thereof by any person belonging to any specified shareholder group with the 20% or more ratio of voting rights, shall be established. The particulars of the conditions for exercise of stock acquisition rights shall be established separately by the Board of Directors.

7. Exercise period, reasons for the acquisition, and conditions for the acquisition of, stock acquisition rights and other necessary matters

The exercise period, reasons for the acquisition, and conditions for the acquisition of, stock acquisition rights and other necessary matters shall be determined separately by the Board of Directors. In the event that shares of common stock are delivered in consideration for the acquisition by the Company of stock acquisition rights, the maximum number of such shares of common stock shall be the number obtained by deducting the total number of issued shares of common stock of the Company (excluding those held by the Company) from the total number of issuable shares of the Company as of the date of the acquisition of stock acquisition rights.

Even after the determination to trigger the Defense Measure, in the event that the Large Purchaser revokes or alters the large purchase action or otherwise the Board of Directors judges it inappropriate to trigger the Defense Measure, it may cease the triggering of the Defense Measure. On or after the day on which the free allocation of the stock acquisition rights shall become effective and prior to the commencement of the exercise period of the stock acquisition rights, the Board of Directors may acquire the stock acquisition rights without compensation by respecting recommendations from the Independent Committee to the maximum extent possible.

The stock acquisition rights may be attached with terms of the acquisition thereof. Such terms of the acquisition of the stock acquisition rights and the content of property to be delivered in exchange for the acquisition thereof may vary with regard to (i) the stock acquisition rights to be acquired and (ii) the property to be delivered in consideration for the acquisition thereof, according to whether or not an allocatee of the stock acquisition rights belongs to a specified shareholder group with the 20% or more ratio of voting rights.

Schedule 4

State of Leading Shareholders

The state of leading shareholders as of November 30, 2007:

	Name	Number of shares held (Shares)	Ratio of the shares held to the total number of issued shares (%)
1	Nakashimato Co., Ltd.	26,371,513	16.96
2	Touka Co., Ltd.	4,872,670	3.13
3	Mizuho Trust & Banking Co., Ltd., Employee Retirement Benefit Trust Account for Mizuho Bank, Ltd., Trust for Asset Management Service for Trustee of Sub-Trust	4,585,650	2.95
4	Kieikai Research Foundation	4,251,750	2.73
5	The National Mutual Insurance Federation of Agricultural Cooperatives	4,004,700	2.58
6	The Master Trust Bank of Japan, Ltd. (Trust account)	3,800,400	2.44
7	Sumitomo Mitsui Banking Corporation	3,208,224	2.06
8	Japan Trustee Service Bank, Ltd. (Trust account)	3,142,800	2.02
9	Nippon Life Insurance Company	3,132,964	2.02
10	Dai-ichi Mutual Life Insurance Company	3,012,360	1.94

Notes: 1. The ratios of the shares held to the total number of issued shares are shown by rounding five or more in thousandth's place upward and the rest downward.

2. In addition to the above, the Company holds 2,627,519 shares of treasury stock.

Schedule 5

Overall flow of the Defense Plan in the event of a large purchase action


Emergence of Large Purchaser
(Person intending to acquire shares with the 20% or more ratio of voting rights)
Application of the Large Purchase Rules
(The Large Purchase Rules are observed)
(The Large Purchase Rules are not observed)
Submission of a declaration of intention with a covenant
Not submitted
Within 10 business days
Request by the Board of Directors for the delivery of a list of the Necessary Information and the provision of information
Not provided
Completion of the provision of the Necessary Information
Evaluation, deliberation, formulation of an opinion, negotiation, preparation of an alternative proposal and consideration of whether or not to trigger the Defense Measure
Within 60 days or 90 days (Note 2)
Procedures for consulting with and seeking recommendations from the Independent Committee
Procedures for consulting with and seeking recommendations from the Independent Committee
Convocation of a General Meeting of Shareholders
Convocation of a General Meeting of
In the judgment of the Board of Directors, will the large purchase action materially injure the enterprise value of the Company and the common interests of its shareholders?
Judgment of the Board of Directors
Yes
No
Not trigger the Defense Measure
Trigger the Defense Measure by free allocation of stock acquisition rights or otherwise
To be left to the judgment of the respective shareholders

Notes: 1. The above chart is a reference material to facilitate the comprehension of the Large Purchase Plan. For further details of the plan, please refer to the body text hereof.

2. In the event of the convocation of a General Meeting of Shareholders, in unavoidable circumstances where the Directors' Evaluation Period must be extended, the period may be within 90 days or 120 days, respectively.

FILE NO. 82-4750

(Translation)

January 18, 2008

Dear Sirs:

Name of the Company:	Q.P. Corporation
Representative:	Yutaka Suzuki, President and Representative Director
(Code No. 2809; The first section of the Tokyo Stock Exchange)	
Person to contact:	Katsuhiko Sasaki, Managing Director and General Manager, Division of Administration (Tel. 03-3486-3331)

Notice of Settlement of Accounts of Parent Company, etc.

Notice is hereby given that Nakashimato Co., Ltd., which is categorized as the parent company, etc. of Q.P. Corporation, has prepared its financial statements for the year ended November 30, 2007, as described in the attachment hereto:

Description

1. Name of the parent company, etc.: Nakashimato Co., Ltd.
2. Location of its head office: 4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
3. Representative: Yuichi Nakashima, President and Representative Director
4. Association: Q.P. Corporation falls under the category of associated company of other company and Nakashimato Co., Ltd. is such other company.
5. Ratio of its voting rights: 20.5% (including those held indirectly)

- END –

BALANCE SHEET
(As of November 30, 2007)

(thousands of yen)

ASSETS:	
Current assets:	12,407,355
Cash and deposits	46,794
Trade accounts receivable	7,655,364
Merchandise	395,999
Supplies	11,266
Advances	137,521
Prepaid expenses	44,373
Short-term loans receivable	3,833,633
Accounts receivable - other	282,701
Deferred tax assets	28,299
Other current assets	87,909
Allowance for doubtful accounts	(116,508)
Fixed assets:	14,803,775
Tangible fixed assets:	2,395,613
Buildings	301,050
Structures	1,885
Transportation equipment	4,664
Tools, furniture and fixtures	13,531
Land	2,074,481
Intangible fixed assets:	28,956
Software	25,441
Other intangible fixed assets	3,514
Investments and other assets:	12,379,205
Investment securities	2,001,305
Capital stocks in related companies	7,455,909
Capital investments	90,011
Long-term loans receivable	1,843,834
Long-term prepaid expenses	11,116
Prepaid pension expenses	458,341
Leasehold deposits	112,287
Funded insurance premiums	479,383
Allowance for doubtful accounts	(72,983)
TOTAL ASSETS:	27,211,130

(thousands of yen)

LIABILITIES:	
Current liabilities:	**10,836,317**
Trade accounts payable	7,218,897
Short-term borrowings	3,091,819
Accounts payable - other	392,028
Accrued expenses	4,789
Corporate taxes, etc. payable	103,553
Advances received	10,904
Deposits received	11,987
Reserve for bonuses	2,336
Long-term liabilities:	**3,210,783**
Long-term borrowings	2,017,784
Deferred tax liabilities	24,166
Reserve for officers' retirement allowances	1,081,332
Guarantee money accepted	87,500
TOTAL LIABILITIES:	**14,047,100**
NET ASSETS:	
Shareholders' equity:	**12,692,213**
Capital stock	**50,000**
Capital surplus	**1,816,382**
Capital reserve	1,747,382
Other capital surplus	69,000
Earned surplus:	**10,825,830**
Earned surplus reserve	29,750
Other earned surplus	10,796,080
General reserve	11,350,000
Earned surplus carried forward to the following year	(553,919)
Revaluation and exchange differences, etc.:	**471,817**
Revaluation difference of other securities:	472,356
Deferred hedge income (loss):	(539)
TOTAL NET ASSETS:	**13,164,030**
TOTAL LIABILITIES AND NET ASSETS:	**27,211,130**

STATEMENT OF INCOME

(From December 1, 2006 to November 30, 2007)

(thousands of yen)

Net sales	43,858,238
Cost of sales	42,766,587
Gross profit:	**1,091,650**
Selling, general and administrative expenses	1,471,488
Operating loss:	**379,837**
Non-operating income:	665,757
Interest income received	32,400
Dividends received	447,378
Others	185,978
Non-operating expenses:	79,207
Interest expenses	35,652
Others	43,555
Ordinary income:	**206,711**
Extraordinary income:	454,633
Gain on sale of fixed assets	19,907
Gain on sale of investment securities	433,012
Others	1,714
Extraordinary losses:	34,491
Valuation loss of capital stocks in related companies	33,749
Others	742
Income before income taxes	**626,854**
Corporate, municipality and enterprise taxes	206,854
Adjustment to corporate taxes, etc.	26,685
Net income	**393,314**

(Note) All figures stated above are shown by disregarding any fractions of one thousand yen.

[Shareholders]

As of November 30, 2007

Classification	Statement of stock								Less-than-one-unit shares (shares)
	Central and local governments	Financial institutions	Securities companies	Other corporations	Foreign corporations, etc.	Individuals included in foreign corporations, etc.	Individuals, etc.	Total	
Number of shareholders	-	-	-	4	-	-	4	8	-
Number of shares (thousand shares)	-	-	-	476	-	-	1,904	2,380	-
Shareholding ratio (%)	-	-	-	20.00	-	-	80.00	100.00	-

[Major shareholders]

As of November 30, 2007

Name	Address	Number of shares held (thousand shares)	Ratio of shares to the total number of issued shares (%)
Yuichi Nakashima	Tokyo	1,858	78.07
Q.P. Corporation	Tokyo	276	11.60
Nakato Scholarship Foundation	Tokyo	100	4.20
T&A Co., Ltd.	Tokyo	70	2.94
Aohata Co., Ltd.	Hiroshima	30	1.26
Chiaki Nakashima	Tokyo	20	0.85
Amane Nakashima	Tokyo	12	0.54
Chizuru Nakashima	Tokyo	12	0.54
Total		2,380	100.0

[Officers]

Title	Name	Date of birth	Number of shares held (thousand shares)
President and Representative Director	Yuichi Nakashima	June 13, 1921	1,858
Senior Managing Director	Kuniaki Ishikawa	June 6, 1946	-
Director	Shunichiro Ishiguro	June 22, 1954	-
Director	Masahiro Nishio	September 8, 1954	-
Director	Minoru Hoshikawa	September 4, 1951	-
Director	Kunimasa Sugimura	August 22, 1949	-
Director	Morio Kono	October 4, 1949	-
Director	Naoki Okamune	April 27, 1950	-
Director	Yutaka Suzuki	December 6, 1949	-
Director	Koji Tachibana	July 2, 1943	-
Director	Amane Nakashima	September 26, 1959	12
Statutory Auditor	Minako Nakashima	June 3, 1937	-
		Total	1,870

END